EXECUTION VERSION

SANDSTORM GOLD LTD.

AND

PREMIER ROYALTY INC.

AMENDED AND RESTATED ARRANGEMENT AGREEMENT

DATED AUGUST 14, 2013

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AMENDED AND RESTATED ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT dated August 14, 2013.

BETWEEN:

SANDSTORM GOLD LTD.

a corporation existing under the laws of

British Columbia (“Acquiror”)

- and -

PREMIER ROYALTY INC.,

a corporation existing under the laws of

Ontario (“Target”)

Preliminary Statements

A.                            Acquiror and Target entered into an arrangement agreement dated August 14, 2013 and wish to make certain amendments to that agreement and to restate the terms of such agreement, as amended, with effect from the same date.

B.                            Upon the terms and subject to the conditions set out in this Agreement, the parties hereto intend to propose a statutory plan of arrangement under section 182 of the Business Corporations Act (Ontario) whereby Acquiror will acquire all of the outstanding common shares of Target that it does not already own on the terms set out in the Plan of Arrangement (as defined below).

C.                            The board of directors of Target wishes to support and facilitate the arrangement on the terms set out in this Agreement and has unanimously concluded, after receiving financial and legal advice, that it is in the best interests of Target to enter into this Agreement and to effect the Arrangement.

D.                            Certain shareholders of Target have duly executed and delivered a support and voting agreement evidencing their agreement to support and vote, in their capacity as shareholders of Target, in favour of the transactions contemplated by this Agreement.

Article 1

INTERPRETATION

1.1	Definitions

In this Agreement, unless the context otherwise requires:

“Acquiror Financial Statements” has the meaning set forth in Section 4.1(h);

“Acquiror Material Contracts” means any gold streaming Contract or net smelter returns royalty Contracts to which Acquiror is a party and that, if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect on Acquiror;

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“Acquiror Options” means options to purchase Acquiror Shares granted under the Acquiror Option Plan;

“Acquiror Public Disclosure Record” means all documents and information required to be filed by Acquiror under applicable Securities Laws on the System for Electronic Document Analysis Retrieval (SEDAR), during the one year prior to the date hereof;

“Acquiror Shareholders” means the holders of Acquiror Shares;

“Acquiror Shares” means the common shares in the authorized share capital of Acquiror;

“Acquiror Option Plan” means the amended and restated stock option plan approved by shareholders of the Acquiror on May 10, 2013;

“Acquiror Warrants” means warrants to purchase Acquiror Shares;

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer, proposal, expression of interest, or inquiry, made in writing, from any person (other than Acquiror or any of its affiliates) made after the date hereof relating to: (i) any acquisition or sale, direct or indirect, of: (a) the assets of Target and/or one or more of its subsidiaries that, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Target and its subsidiaries taken as a whole; or (b) 20% or more of any voting or equity securities of Target or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Target and its subsidiaries; (ii) any take-over bid, tender offer or exchange offer for any class of voting or equity securities of Target; or (iii) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Target or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Target and its subsidiaries;

“affiliate” has the meaning set forth in the Securities Act;

“affiliated entity” has the meaning set forth in MI 61-101;

“Agreement” means this arrangement agreement, together with the Disclosure Letter, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

“Arrangement” means the arrangement under the OBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto in accordance with Section 8.3 hereof or the Plan of Arrangement or at the direction of the Court in the Final Order;

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“Arrangement Resolution” means the special resolution of the Target Shareholders approving the Arrangement to be considered at the Target Meeting, substantially in the form and content of Schedule B hereto;

“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required in accordance with the OBCA to be sent to the Director after the Final Order has been granted, giving effect to the Arrangement;

“associate” has the meaning set forth in the Securities Act;

“Business Day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Toronto, Ontario, or Vancouver, British Columbia;

“Certificate of Arrangement” means the certificate giving effect to the Arrangement issued by the Director pursuant to Section 183(2) of the OBCA;

“CFPOA” means the Corruption of Foreign Public Officials Act, S.C. 1998, c. 34, as amended;

“Change in Recommendation” has the meaning set forth in Section 8.2.1(c)(i);

“commercially reasonable efforts” with respect to either Party means the co-operation of such Party and the use by it of its reasonable efforts consistent with reasonable commercial practice of similarly situated persons without payment or incurrence of unreasonable expense or the requirement to engage in litigation;

“Consideration” means the Acquiror Shares to be received by the Target Shareholders pursuant to the Plan of Arrangement in consideration for their Target Shares;

“Contract” means any contract, agreement, license, franchise, lease, arrangement or other right or obligation to which Target or any of its subsidiaries is a party or by which Target or any of its subsidiaries is bound or affected or to which any of their respective properties or assets is subject;

“Court” means the Ontario Superior Court of Justice;

“Depositary” means any trust company, bank or financial institution agreed to in writing between Acquiror and Target for the purpose of, among other things, exchanging certificates representing Target Shares for certificates representing Acquiror Shares in connection with the Arrangement;

“Director” means the Director appointed pursuant to Section 278 of the OBCA;

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“Disclosure Letter” means the disclosure letter executed by Target and delivered to Acquiror in connection with the execution of this Agreement;

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;

“Effective Date” means the date upon which all of the conditions to completion of the Arrangement as set forth in this Agreement have been satisfied or waived and all documents agreed to be delivered hereunder have been delivered to the satisfaction of the Parties, acting reasonably, which will be the date shown in the Certificate of Arrangement;

“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date;

“Eligible Holder” has the meaning set forth in the Plan of Arrangement;

“Eligible Non-Resident” has the meaning set forth in the Plan of Arrangement;

“Encumbrances” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Environmental Laws” means all applicable federal, provincial, state, local and foreign Laws, imposing liability or standards of conduct for, or relating to, the regulation of activities, materials, substances or wastes in connection with, or for, or to, the protection of human health, safety, the environment or natural resources (including ambient air, surface water, groundwater, wetlands, land surface or subsurface strata, wildlife, aquatic species and vegetation);

“Environmental Liabilities” means, with respect to any person, all liabilities, remedial and removal costs, investigation costs, capital costs, operation and maintenance costs, losses, damages, (including punitive damages, property damages, consequential damages and treble damages), costs and expenses, fines, penalties and sanctions incurred as a result of, or related to, any claim, suit, action, administrative order, investigation, proceeding or demand by any person, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute or common law arising under, or related to, any Environmental Laws, Environmental Permits, or in connection with any Release or threatened Release whether on, at, in, under, from or about or in the vicinity of any real or personal property;

“Environmental Permits” means all permits, licenses, written authorizations, certificates, approvals, program participation requirements, sign-offs or registrations required by or available with or from any Governmental Entity under any Environmental Laws;

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“Final Order” means the final order of the Court in form acceptable to Acquiror, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, approving the Arrangement as such order may be amended by the Court with the consent of the Parties at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

“GAAP” means accounting principles generally accepted in Canada applicable to public companies at the relevant time;

“Governmental Entity” means: (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, board or authority of any of the foregoing; (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (d) any stock exchange, including the TSX;

“Hazardous Substance” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous or deleterious substance, waste or material, including petroleum, polychlorinated biphenyls, asbestos and urea-formaldehyde insulation, and any other material or contaminant regulated or defined under any Environmental Law;

“including” means including without limitation, and “include” and “includes” each have a corresponding meaning;

“IFRS” means International Financial Reporting Standards as set by the International Accounting Standards Board;

“Intellectual Property” means any licenses for or other rights to use, any inventions, patent applications, patents, trade-marks (both registered and unregistered), trade names, copyrights, trade secrets and other proprietary information of Target as set out in the Target Public Disclosure Record;

“Interim Order” means the interim order of the Court, after being informed of the intention to rely upon the Section 3(a)(10) Exemption with respect to the Consideration to be received by Target Shareholders that are U.S. Holders, in a form acceptable to Acquiror made in connection with the Arrangement, providing for, among other things, declarations and directions with respect to the Arrangement and the calling and holding of the Target Meeting, as the same may be amended, supplemented or varied by the Court with the consent of Acquiror;

“Key Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities as set out in Schedule C;

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“Key Third Party Consents” means those consents, approvals and notices required from any third party to proceed with the transactions contemplated by this Agreement and the Plan of Arrangement, as set out in Schedule D;

“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self-regulatory authority (including the TSX), and the term “applicable” with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities;

“Locked-up Shareholders” means Sentry Investments Inc. and T Rowe Price Associates Inc.;

“Material Adverse Effect” means in respect of any person, any change, effect, event or occurrence that either individually or in the aggregate with other such changes, effects, events or occurrences, is or would reasonably be expected to be, material and adverse to the business, results of operations or assets, properties, capitalization, condition (financial or otherwise) or liabilities of that person and its subsidiaries, on a consolidated basis, except any change, effect, event or occurrence resulting from or relating to: (i) the announcement of the execution of this Agreement or the transactions contemplated hereby and, in the case of Target, the communication by Acquiror of its plans or intentions with respect to Target or any of its subsidiaries; (ii) changes in general economic, securities, financial, banking or currency exchange markets; (iii) any change in IFRS; (iv) any natural disaster provided that it does not have a materially disproportionate affect on that person relative to comparable royalty companies; (v) changes affecting the global precious metals mining industry generally or the price of precious metals, provided that such changes do not have a materially disproportionate effect on that person relative to comparable royalty companies; (vi) generally applicable changes in applicable Law; (vii) the commencement or continuation of any war, armed hostilities or acts of terrorism; (viii) any decrease in the market price or any decline in the trading volume of that person’s common shares (it being understood that the causes underlying such change in market price or trading volume (other than those in items (i) to (viii) above) may be taken into account in determining whether a Material Adverse Effect has occurred);

“material fact” has the meaning set forth in the Securities Act;

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“material subsidiary” means, in the case of Target, those subsidiaries of Target as indicated in Schedule 3.1(h) of the Disclosure Letter;

“MD&A” has the meaning set forth in Section 3.1(j);

“MI 61-101” means Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions of the Canadian Securities Administrators;

“OBCA” means the Business Corporations Act (Ontario), and includes any successor thereto;

“ordinary course of business”, “ordinary course of business consistent with past practice”, or any similar reference, means, with respect to an action taken by a person, that such action is consistent with the past practices of such person and is taken in the ordinary course of the normal day-to-day business and operations of such person; provided that in any event such action is not unreasonable or unusual;

“OSC” means the Ontario Securities Commission;

“Outside Date” means November 15, 2013, or such later date as may be agreed to in writing by the Parties;

“Parties” means Target and Acquiror and “Party” means any of them;

“Permit” means any license, permit, certificate, consent, order, grant, approval, classification, registration or other authorization of and from any Governmental Entity;

“Permitted Encumbrances” means, as of any particular time, any of the following Encumbrances:

(a)	Encumbrances imposed by applicable Law incurred in the ordinary course of business for sums not yet due or payable or being contested in good faith by appropriate proceedings if, in each case, adequate reserves with respect thereto are maintained on the books of Target in accordance with IFRS;

(b)	Encumbrances for Taxes and utilities not yet due or payable or which are being contested in good faith by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of Target in accordance with IFRS; and, in the case of contested Taxes, there is no requirement under applicable Law that such Taxes be paid or secured notwithstanding such contest;

(c)	survey exceptions, encumbrances, easements or reservations of, or rights of others for, licences, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property or Encumbrances incidental to the conduct of the business of Target or any subsidiary or to the ownership of its properties, in each case, provided that the same are complied with in all material respects and which were not incurred in connection with indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business as currently conducted by Target or any subsidiary;

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(d)	leases and subleases granted to others in the ordinary course of business which do not materially interfere with the ordinary conduct of the business of Target or any subsidiary; and

(e)	Encumbrances specifically disclosed in the Target Financial Statements;

“person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement, substantially in the form of Schedule A and any amendments or variations thereto made in accordance with Section 8.3 or the Plan of Arrangement or at the direction of the Court;

“Regulatory Authorities” has the meaning set forth in Section 3.1(v);

“Regulatory Authorizations” has the meaning set forth in section 3.1(v);

“Release” means any release, spill, emission, leaking, pumping, pouring, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of Hazardous Substance in the indoor or outdoor environment, including the movement of Hazardous Substance through or in the air, soil, surface water, ground water or property;

“Returns” means all reports, forms, elections, information statements and returns (whether in tangible, electronic or other form) including any amendments, schedules, attachments, supplements, appendices and exhibits thereto relating to, or required to be filed or prepared in connection with, any Taxes;

“Section 3(a)(10) Exemption” has the meaning set forth in Section 2.2(a)(i);

“Securities Act” means the Securities Act (Ontario) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Securities Authorities” means, collectively, the OSC and the applicable securities commissions and other securities regulatory authorities in each of the other provinces and territories of Canada and the TSX;

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“Securities Laws” means the Securities Act, together with all other applicable provincial securities laws, rules and regulations and published policies thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Share Exchange Ratio” has the meaning set forth in Section 3.01(b) of the Plan of Arrangement;

“subsidiary” means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to a subsidiary;

“Superior Proposal” means any bona fide, unsolicited, written Acquisition Proposal made by a third party after the date of this Agreement (and not obtained in violation of Section 7.2) that relates to the acquisition of 100% of the outstanding Target Shares (other than Target Shares owned by the person making the Superior Proposal) or all or substantially all of the consolidated assets of Target and its subsidiaries, which did not result from a violation of this Agreement; and (i) that is reasonably capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such proposal and the person making such proposal; (ii) that is not subject, either by the terms of the proposal or by virtue of any applicable Law or rule or regulation of any stock exchange, to any requirement that the approval of the shareholders of the party making the Acquisition Proposal be obtained; (iii) that, in the case of an Acquisition Proposal to acquire 100% of the outstanding Target Shares, is made available to all Target Shareholders on the same terms and conditions; (iv) is not subject to a due diligence condition; (v) that is fully financed or in respect of which the Target Board has concluded, in good faith, there is a reasonable likelihood that any required financing will be obtained; and (vi) in respect of which the Target Board determines, in its good faith judgment, after consultation with its outside legal and financial advisors, that: (a) failure to recommend such Acquisition Proposal to the holders of Target Shares would be inconsistent with its fiduciary duties under applicable Law; and (b) having regard to all of its terms and conditions, such Acquisition Proposal, would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to the holders of Target Shares (other than the Acquiror and its Affiliates) from a financial point of view than the Arrangement, after taking into account any changes to the Arrangement proposed by Acquiror pursuant to Section 7.3;

“Target Benefit Plans” has the meaning set forth in Section  3.1(w)(i);

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“Target Board” means the board of directors of Target as the same is constituted from time to time;

“Target Circular” means the notice of the Target Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to the Target Shareholders in connection with the Target Meeting, as amended, supplemented or otherwise modified from time to time;

“Target Financial Statements” has the meaning set forth in Section 3.1(k);

“Target Material Contracts” means any Contract: (i) that, if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect on Target; (ii) under which Target or any of its subsidiaries has directly or indirectly guaranteed any liabilities or obligations of a third party (other than ordinary course endorsements for collection) in excess of $500,000 in the aggregate; (iii) relating to indebtedness for borrowed money, whether incurred, assumed, guaranteed or secured by any asset, with an outstanding principal amount in excess of $500,000; (iv) providing for the establishment, organization or formation of any joint ventures; (v) under which Target or any of its subsidiaries is obligated to make or expects to receive payments in excess of $500,000 over the remaining term of the contract; (vi) that limits or restricts Target or any of its subsidiaries from engaging in any line of business or any geographic area in any material respect; (vii) which provides for change of control, severance, retention or related payments or benefits to directors, officers or employees of Target or any subsidiary of Target; (viii) that relates to a Target Benefit Plan; or (ix) that is otherwise material to Target and its subsidiaries, considered as a whole; and, for greater certainty;

“Target Meeting” means the special meeting of Target Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“Target Options” means the outstanding options to purchase Target Shares granted under the Target Stock Option Plan;

“Target Public Disclosure Record” means all documents and information required to be filed by Target under applicable Securities Laws on the System for Electronic Document Analysis Retrieval (SEDAR), during the one year prior to the date hereof;

“Target Shareholder Approval” has the meaning set forth in Section 2.2(a)(i)(B);

“Target Shareholders” means the holders of Target Shares;

“Target Shares” means common shares in the capital of Target, as currently constituted;

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“Target Stock Option Plan” means the stock option plan of Target;

“Target Warrants” means the outstanding warrants to purchase Target Shares issued under the Target Warrant Indentures and on a standalone basis, as more particularly described in the Target Public Disclosure Record;

“Target Warrant Indentures” means those warrant indentures more particularly described in the Target Public Disclosure Record;

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time;

“Taxes” means: (a) any and all taxes, imposts, levies, withholdings, duties, fees, premiums, assessments and other charges of any kind, however denominated and instalments in respect thereof, imposed by any Governmental Entity, including for greater certainty all income or profits taxes (including Canadian federal, provincial and territorial income taxes), payroll and employee withholding taxes, employment taxes, unemployment insurance, disability taxes, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, goods and services taxes, harmonized sales taxes, franchise taxes, gross receipts taxes, capital taxes, business license taxes, mining royalties, alternative minimum taxes, estimated taxes, abandoned or unclaimed (escheat) taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, severance taxes, workers’ compensation, Canada and other government pension plan premiums or contributions and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which a Party or any of its subsidiaries is required to pay, withhold or collect, together with any interest, penalties, fines or other additions to tax that may become payable in respect of such taxes, and any interest in respect of such interest, penalties, fines and additions whether disputed or not; and (b) any liability for the payment of any amount described in clause (a) of this definition as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, as a result of any Tax sharing or Tax allocation agreement, arrangement or understanding, or as a result of being liable for or in respect of another person’s Taxes as a transferee or successor, by contract or otherwise;

“Termination Fee” has the meaning set forth in Section 7.4.3;

“Termination Fee Event” has the meaning set forth in Section 7.4.4;

“TSX” means the Toronto Stock Exchange;

“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as the same has been, and hereafter from time to time, may be amended;

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“U.S. Holder” means a person in or a resident of the United States;

“U.S. Securities Act” means the United States Securities Act of 1933 as the same has been, and hereinafter from time to time may be, amended;

“U.S. Tax Code” means the United States Internal Revenue Code of 1986, as amended; and

“Valuation” means a valuation of the Target Shares prepared by Paradigm Capital Inc. in accordance with Part 6 of MI 61-101.

1.2	Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.3	Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4	Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5	Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada and “$” refers to Canadian dollars.

1.6	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement in respect of Target shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature in respect of Target required to be made shall be made in a manner consistent with IFRS consistently applied.

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1.7	Knowledge

In this Agreement, references to “the knowledge of Target” means the actual knowledge of Abraham Drost in his capacity as President and Chief Executive Officer of Target, and Eugene Lee in his capacity as the Chief Financial Officer of Target, after due enquiry with Target and its subsidiaries. In this Agreement, references to “the knowledge of Acquiror” means the actual knowledge of Nolan Watson in his capacity as President and Chief Executive Officer of Acquiror and Erfan Kazemi in his capacity as Chief Financial Officer of Acquiror, after due enquiry with Acquiror.

1.8	Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A	-	Plan of Arrangement
Schedule B	-	Arrangement Resolution
Schedule C	-	Key Regulatory Approvals
Schedule D	-	Key Third Party Consents

Article 2
THE ARRANGEMENT

2.1	Arrangement

Target and Acquiror agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

2.2	Court Orders

(a)	Target shall apply to the Court, in a manner acceptable to Acquiror, acting reasonably, pursuant to section 182 of the OBCA for the Interim Order and the Final Order as follows:

(i)	As soon as reasonably practicable following the date of execution of this Agreement and, in any event, in sufficient time to permit the Target Meeting to be held in accordance with Section 2.3(a), Target shall file, proceed with and diligently prosecute an application to the Court for the Interim Order. Such application will clearly state the Parties’ intention to rely on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) of the U.S. Securities Act (the “Section 3(a)(10) Exemption”) with respect to the Consideration to be received by Target Shareholders that are U.S. Holders and which shall provide, among other things:

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(A)	the class of persons to whom notice is to be provided in respect of the Arrangement and the Target Meeting and the manner in which such notice is to be provided;

(B)	that the requisite approval for the Arrangement Resolution shall be 66 2/3% of the votes cast on the Arrangement Resolution by Target Shareholders, present in person or by proxy at the Target Meeting and shall also be subject to all applicable minority shareholder approvals that are required under MI 61-101 (the “Target Shareholder Approval”);

(C)	that in all other respects, the terms, conditions and restrictions of the Target’s constating documents, including quorum requirements and other matters, shall apply in respect of the Target Meeting;

(D)	for the grant of Dissent Rights to registered holders of Target Shares;

(E)	for notice requirements with respect to the presentation of the application to the Court for the Final Order;

(F)	that the Final Order shall reflect the Parties’ intention to rely upon the Section 3(a)(10) Exemption with respect to those Target Shareholders who are U.S. Holders and shall state that the transactions contemplated herein and the procedural and substantive fairness of the terms and conditions of the exchange, are approved after notice and a hearing upon the fairness of such terms and conditions at which all Target Shareholders had the right to appear so long as they entered an appearance within a reasonable time; and, in accordance with the requirements of Section 3(a)(10) under the U.S. Securities Act;

(G)	that the Target Meeting may be adjourned or postponed from time to time by management of Target with the consent of Acquiror in accordance with the terms of the Agreement without the need for additional approval of the Court; and

(H)	that the record date for Target Shareholders entitled to notice of and to vote at the Target Meeting will not change in respect of any adjournment(s) of the Target Meeting.

(ii)	Subject to obtaining the approvals contemplated by the Interim Order, and as may be directed by the Court in the Interim Order, take all steps necessary or desirable to submit the Arrangement to the Court and to apply for the Final Order.

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2.3	U.S. Securities Law Matters

The Parties agree that the Arrangement will be carried out with the intention that the Consideration issued on completion of the Arrangement to the Target Shareholders in the United States, as described in the Plan of Arrangement, will be issued by Acquiror in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by the Section 3(a)(10) Exemption.

In order to ensure the availability of the Section 3(a)(10) Exemption with respect to the Consideration issued on completion of the Arrangement, the parties agree that the Arrangement will be carried out on the following basis:

(a)	the Arrangement will be subject to the approval of the Court;

(b)	the Court will be advised as to the intention of the parties to rely on the Section 3(a)(10) Exemption prior to the hearing required to approve the Arrangement;

(c)	the Court will be required to satisfy itself as to the procedural and substantive fairness of the Arrangement to the Target Shareholders subject to the Arrangement;

(d)	the Final Order will expressly state that the Arrangement is approved by the Court as being procedurally and substantively fair to the Target Shareholders and the Final Order shall have been granted in form and substance satisfactory to the Acquiror, and shall not have been set aside or modified in a manner unacceptable to the Acquiror, on appeal or otherwise;

(e)	each Target Shareholder entitled to receive the Consideration pursuant to the Arrangement will be given adequate notice advising them of their right to attend the hearing of the Court to give approval of the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(f)	the Interim Order approving the Target Meeting will specify that each Target Shareholder will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within a reasonable time; and

(g)	the Final Order shall include a statement to substantially the following effect:

“This Order will serve as a basis of a claim to an exemption, pursuant to section 3(a)(10) of the U.S. Securities Act, from the registration requirements otherwise imposed by that act, regarding the distribution of securities of Acquiror to the Target Shareholders in the United States pursuant to the Plan of Arrangement.”

2.4	Articles of Arrangement

The Articles of Arrangement shall, with such other matters as are necessary to effect the Arrangement and subject to the provisions of the Plan of Arrangement, consummate the Plan of Arrangement. On the Closing Date, the Articles of Arrangement shall be filed with the Director. The Articles of Arrangement shall be in a form satisfactory to Acquiror and Target, each acting reasonably. As set out more particularly in the Plan of Arrangement, the Articles of Arrangement shall provide that the Target Shareholders shall receive the following consideration:

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(a)	each Target Shareholder (other than the Acquiror or any of its subsidiaries, or a Target Shareholder who has validly exercised its Dissent Rights and who is entitled to be paid fair value therefor) shall be entitled to receive, in exchange therefor and subject to the Plan of Arrangement, consideration comprised of, for each Target Share held, 0.145 of an Acquiror Share; and

(b)	in accordance with the terms of each Target Warrant, each holder of a Target Warrant outstanding immediately prior to the Effective Time shall receive upon the subsequent exercise of such holder’s Target Warrant, in accordance with its terms, and shall accept in lieu of each Target Share (and in certain cases warrants of Target) to which such holder was theretofore entitled upon such exercise but for the same aggregate consideration payable therefor, 0.145 of an Acquiror Share; and

(c)	in accordance with the terms of each of the Target Options, each holder of a Target Option outstanding immediately prior to the Effective Time shall receive upon the subsequent exercise of such holders’ Target Option in accordance with its terms, and shall accept in lieu of each Target Share to which such holder was theretofore entitled upon such exercise but for the same aggregate consideration payable therefor, 0.145 of an Acquiror Share.

2.5	Target Meeting

Subject to receipt of the Interim Order and the terms of this Agreement:

(a)	Target agrees to use its commercially reasonable efforts to convene and conduct the Target Meeting in accordance with the Interim Order, Target’s constating documents and applicable Laws on or before October 13, 2013.

(b)	Target will use its commercially reasonable efforts to solicit proxies in favour of the approval of the Arrangement Resolution, including, if so requested by Acquiror and at Acquiror’s sole expense, using proxy solicitation services.

(c)	Target will use its commercially reasonable efforts to advise Acquiror as Acquiror may reasonably request, and at least on a daily basis on each of the last 10 Business Days prior to the date of the Target Meeting, as to the tally of the proxies received by Target in respect of the Arrangement Resolution.

(d)	Except as required by a Governmental Entity, in this Agreement, for quorum purposes or as permitted by Section 7.3.4, Target will not adjourn, postpone or cancel the Target Meeting except (i) if a quorum is not present at the Target Meeting, (ii) if required by Applicable Laws, (iii) if required by the Target Shareholders, or (iv) if otherwise agreed to with the Acquiror in writing.

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(e)	Target will promptly advise Acquiror of any written notice of dissent or purported exercise by any Target Shareholder of Dissent Rights received by Target in relation to the Arrangement Resolution and any withdrawal of Dissent Rights received by Target and, subject to applicable Law, any written communications sent by or on behalf of Target to any Target Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement Resolution.

(f)	Within five days of the date of execution of this Agreement, Target will use its commercially reasonable efforts to prepare or cause to be prepared and provide to Acquiror a list of securityholders of all classes of shares in Target, as well as a security position listing from each depository of its securities, including CDS Clearing and Depositary Services Inc., and will obtain and will deliver to Acquiror thereafter on demand supplemental lists setting out any changes thereto, all such deliveries to be in printed form and, if available, in computer-readable format.

(g)	As soon as reasonably practicable and in any event not later than 15 Business Days following execution of this Agreement, Target will use its commercially reasonable efforts to convene a meeting of the Target Board to approve the Target Circular.

2.6	Target Circular

(a)	Target shall prepare, with the assistance of the Acquiror, the Target Circular in compliance with applicable Securities Laws and file the Target Circular as soon as practicable, and in any event on or before September 6, 2013, in all jurisdictions where the same is required to be filed and mail the same as required by the Interim Order and in accordance with all applicable Laws, in all jurisdictions where the same is required, complying in all material respects with all applicable Laws on the date of mailing thereof. Without limiting the generality of the foregoing, Target shall, in consultation with Acquiror, use all commercially reasonable efforts to abridge the timing contemplated by National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer, as provided in section 2.20 thereof.

(b)	The Target Circular will, subject to the other terms of this Agreement, include: (i) the unanimous recommendation of the Target Board that are entitled to vote that Target Shareholders vote in favour of the Arrangement Resolution; and (ii) a statement that each director and senior officer of Target (entitled to vote) intends to vote in favour of the Arrangement Resolution.

(c)	Target shall ensure that the Target Circular complies in all material respects with all applicable Laws, and, without limiting the generality of the foregoing, that the Target Circular will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than in each case with respect to any information relating to Acquiror and its affiliates, including the Acquiror Shares) and shall provide Target Shareholders with information in sufficient detail to permit them to form a reasoned judgement concerning the matters to be placed before them at the Target Meeting and to allow Acquiror to rely upon the exemption from registration provided under Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of Acquiror Shares in exchange for Target Shares pursuant to the transactions described herein. Subject to Section 7.2, the Target Circular will include the unanimous recommendation of the Target Board that Target Shareholders vote in favour of the Arrangement Resolution, and a statement that each director of Target intends to vote all of such director’s Target Shares (including any Target Shares issued upon the exercise of any Target Options and Target Warrants) in favour of the Arrangement Resolution, subject to the other terms of this Agreement.

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(d)	Acquiror will furnish to Target all such information regarding Acquiror, its affiliates and the Acquiror Shares, as may be reasonably required by Target (including, as required by Section 14.2 of Form 51-102 F5) in the preparation of the Target Circular and other documents related thereto. Acquiror shall also use commercially reasonable efforts to obtain any necessary consents from its auditors to the use of any financial information required to be included in the Target Circular. Acquiror shall ensure that no such information will include any untrue statement of a material fact or omit to state a material fact required to be stated in the Target Circular in order to make any information so furnished or any information concerning Acquiror not misleading in light of the circumstances in which it is disclosed and shall constitute full, true and plain disclosure of such information concerning Acquiror.

(e)	Acquiror and its legal counsel shall be given a reasonable opportunity to review and comment on the Target Circular, prior to the Target Circular being printed and mailed to Target Shareholders and filed with the Securities Authorities, and reasonable consideration shall be given to any comments made by Acquiror and its counsel, provided that all information relating solely to Acquiror included in the Target Circular shall be in form and content satisfactory to Acquiror, acting reasonably. Target shall provide Acquiror with a final copy of the Target Circular prior to mailing to the Target Shareholders.

(f)	Target and Acquiror shall each promptly notify the other if at any time before the Effective Date it becomes aware (in the case of Target only with respect to Target and in the case of Acquiror only with respect to Acquiror) that the Target Circular contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Target Circular, and the Parties shall co-operate in the preparation of any amendment or supplement to the Target Circular, as required or appropriate, and Target shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Target Circular to Target Shareholders and, if required by the Court or applicable Laws, file the same with the Securities Authorities and as otherwise required.

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(g)	Target shall keep Acquiror informed of any requests or comments made by Securities Authorities in connection with the Target Circular.

2.7	Solicitation of Proxies

Acquiror may, at any time, directly or through a soliciting dealer or proxy solicitation agent and at its sole expense, actively solicit proxies in favour of the Arrangement Resolution.

2.8	Final Order

If (i) the Interim Order is obtained, (ii) the Arrangement Resolution is passed at the Target Meeting by Target Shareholders as provided for in the Interim Order and as required by applicable Law, and (iii) the Key Regulatory Approvals and Key Third Party Consents are obtained, subject to the terms of this Agreement, Target shall as soon as reasonably practicable thereafter and in any event within three Business Days thereafter take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to section 182 of the OBCA.

2.9	Court Proceedings

Subject to the terms of this Agreement, Acquiror will cooperate with, assist and consent to Target seeking the Interim Order and the Final Order, including by providing Target on a timely basis any information required to be supplied by Acquiror in connection therewith. Target will provide legal counsel to Acquiror with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and will give reasonable consideration to all such comments. Target will also provide legal counsel to Acquiror on a timely basis with copies of any notice of appearance or notice of intent to oppose and any evidence served on Target or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal therefrom. Subject to applicable Law, Target will not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated hereby or with Acquiror’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided that nothing herein shall require Acquiror to agree or consent to any increase in the Consideration or other modification or amendment to such filed or served materials that expands or increases Acquiror’s obligations set forth in this Agreement.

2.10	Effect on the Arrangement and Effective Date

Subject to the satisfaction or, where not prohibited and subject to applicable Law, the waiver of the conditions set forth in Article 6 by the applicable Party for whose benefit such conditions exist (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver of those conditions as of the Effective Date by the applicable Party for whose benefit such conditions exist), upon the Arrangement Resolution having been approved and adopted by the Target Shareholders at the Target Meeting, in accordance with the Interim Order and Target obtaining the Final Order, the Arrangement shall be effective at the Effective Time on the Effective Date.

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2.11	Payment of Consideration

Acquiror will, following receipt of the Final Order and prior to the Effective Time, ensure that the Depositary has been provided with sufficient Acquiror Shares in escrow to pay the aggregate Consideration to be paid to the Target Shareholders pursuant to the Arrangement.

2.12	Preparation of Filings

Acquiror and Target shall co-operate in the preparation of any application for the Key Regulatory Approvals and any other orders, registrations, consents, filings, rulings, exemptions, no-action letters and approvals and the preparation of any documents reasonably deemed by either of the Parties to be necessary to discharge its respective obligations or otherwise advisable under applicable Laws in connection with this Agreement or the Plan of Arrangement.

2.13	Amendment

Subject to the Interim Order, the Final Order and any applicable Law, the Parties may amend the Plan of Arrangement at any time prior to the Effective Time in accordance with Section 8.3 of this Agreement to add, remove or amend any steps or terms in a manner determined to be necessary by Acquiror, acting reasonably, provided that the Plan of Arrangement will not be amended in any manner which is: (i) prejudicial to Target, the Target Shareholders or any other persons bound by the Plan of Arrangement or is inconsistent with the provisions of this Agreement or would result in Target incurring any obligations or liabilities or (ii) creates, in the view of Target, acting reasonably, a reasonable risk of delaying, impairing or impeding in any material respect the receipt of any Regulatory Approval or the satisfaction of any condition set forth in Article 6.

2.14	Filing Articles of Arrangement

Subject to obtaining the Final Order, by not later than the fifth Business Day after the satisfaction or waiver (if such condition is capable of waiver) of the conditions (excluding conditions that, by their terms cannot be satisfied until the Effective Date, but subject to the satisfaction or, if capable of waiver, waiver of those conditions as of the Effective Date) set forth in Article 6, the Articles of Arrangement will be filed by Target with the Director. Upon such filing, unless otherwise provided in the Plan of Arrangement, the events set out in the Plan of Arrangement will occur in the sequence indicated therein. The Arrangement will, from and after the Effective Time, have all of the effects provided by applicable Laws, including the OBCA.

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2.15	Announcement and Shareholder Communications

Acquiror and Target shall each publicly announce the transactions contemplated hereby promptly following the execution of this Agreement, the text and timing of each such announcement to be approved by Acquiror and Target in advance, acting reasonably. Acquiror and Target agree to co-operate in the preparation of presentations, if any, to Target Shareholders regarding the Plan of Arrangement, and neither Party shall: (i) issue any news release or otherwise make public announcements with respect to this Agreement or the Arrangement without the consent of the other Party (which consent shall not be unreasonably withheld or delayed); or (ii) make any filing with any Governmental Entity or with the TSX with respect thereto without prior consultation with the other Party; provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing required under applicable Laws or stock exchange rules, and the Party making such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing.

2.16	Withholding Taxes

Acquiror, Target and the Depositary shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any Person hereunder and from all dividends or other distributions otherwise payable to any former Target Shareholders such amounts as Acquiror, Target or the Depositary may be required or permitted to deduct and withhold therefrom under any provision of applicable Laws in respect of Taxes. To the extent that such amounts are so deducted, withheld and remitted, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid, provided that such deducted or withheld amounts are actually remitted to the appropriate taxation authority. To the extent the amount required to be deducted or withheld from any consideration payable or otherwise deliverable to any Person hereunder exceeds the amount of cash consideration, if any, otherwise payable to the Person, any of Acquiror, Target or the Depository is hereby authorized to sell or otherwise dispose of any non-cash consideration payable to the Person as is necessary to provide sufficient funds to Acquiror, Target or the Depository, as the case may be, to enable it to comply with all deduction or withholding requirements applicable to it, and Acquiror, Target and the Depository shall notify such Person and remit to such Person any unapplied balance of the net proceeds of such sale.

2.17	Investigation

Neither Party shall have any right to claim a breach of this Agreement by the other Party, exercise a right of termination, taken any legal proceedings or make any other claim, in each case in respect of any inaccuracy or breach of any representation or warranty made by the other Party to the extent that the non-breaching Party had knowledge, as at the date of this Agreement, that any representation and warranty was inaccurate as at the date of this Agreement.

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Article 3
REPRESENTATIONS AND WARRANTIES OF Target

3.1	Representations and Warranties

Target hereby represents and warrants to and in favour of Acquiror as follows, except to the extent that such representations and warranties are qualified by the Disclosure Letter (which shall make reference to the applicable section, subsection, paragraph or subparagraph below in respect of which such qualification is being made) or by the Target Public Disclosure Record, as applicable, and acknowledges that Target and Acquiror are relying upon such representations and warranties in connection with the entering into of this Agreement that, except as disclosed in the Disclosure Letter:

(a)	Board Approval. As of the date hereof, the Target Board, after consultation with its financial and legal advisors, has determined that the Plan of Arrangement is fair to the Target Shareholders and is in the best interests of Target and has resolved unanimously (with respect to the members of the Target Board who are entitled to vote) to recommend to the Target Shareholders that they vote in favour of the Arrangement Resolution. The special committee of the Target Board comprised of independent directors has recommended to the Target Board that they approve the Arrangement and the execution and performance of this Agreement. The Target Board has approved the Arrangement and the execution and performance of this Agreement.

(b)	Valuation. The Target Board has received the Valuation which is acceptable to such board in connection with the transactions contemplated by this Agreement.

(c)	Organization and Qualification. Target and each of its material subsidiaries is a corporation duly incorporated or an entity duly created and validly existing under the applicable Laws of its jurisdiction of incorporation, continuance or creation and has all necessary corporate or other power and capacity to own its property and assets as now owned and to carry on its business as it is now being conducted. Target and each of its material subsidiaries is duly registered or otherwise authorized and qualified to do business and each is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, except where the failure to be so registered or in good standing would not reasonably be expected to have a Material Adverse Effect on Target.

(d)	Authority Relative to this Agreement. Target has the requisite corporate power and capacity to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Target and the performance by Target of its obligations under this Agreement have been duly authorized by the Target Board and except for Target Shareholder Approval, no other corporate proceedings on its part are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by Target and, constitutes a legal, valid and binding obligation of Target, enforceable against Target in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

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(e)	No Violation. Neither the authorization, execution and delivery of this Agreement by Target nor the completion of the transactions contemplated by this Agreement or the Arrangement, nor the performance of its obligations thereunder, nor compliance by Target with any of the provisions hereof will:

(1)	violate, conflict with, or result (with or without notice or the passage of time) in a violation or breach of any provision of, or require, other than the Key Third Party Consents, any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or except as disclosed in the Target Public Disclosure Record, acceleration of indebtedness under, or result in the creation of any Encumbrance upon, any of the properties or assets of Target or any of its material subsidiaries, or cause any indebtedness to come due before its stated maturity or cause any credit commitment to cease to be available under any of the terms, conditions or provisions of:

(A)	their respective articles, charters or by-laws or other comparable organizational documents; or

(B)	Material Contract to which Target or any of its subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Target or any of its subsidiaries is bound; or

(2)	subject to obtaining the Key Regulatory Approvals,

(A)	result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provisions of any Laws applicable to Target or any of its subsidiaries or any of their respective properties or assets; or

(B)	cause the suspension or revocation of any Permit currently in effect with regard to Target or any of its subsidiaries

(except, in the case of each of clauses (1) and (2) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of Encumbrances which, or any consents (expressly excluding the Key Third-Party Consents and Key Regulatory Approvals), approvals or notices which if not given or received, would not, individually or in the aggregate, reasonably be expected to have any Material Adverse Effect).

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(3)	give rise to any rights of first offer, first refusal or, except as disclosed in the Target Public Disclosure Record, trigger any change in control provisions, rights of first offer or first refusal or any similar provisions or any restrictions or limitation under any such note, bond, mortgage, indenture, contract, license, franchise or Permit, other than those consents, approvals, and notices, the failure of which to obtain would not reasonably be expected to have a Material Adverse Effect on Target.

The Key Third Party Consents listed in Schedule D are the only consents, approvals and notices required from any third party under any Contracts of Target or any of its subsidiaries in order for Target and its subsidiaries to proceed with the execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement.

(f)	Capitalization. The authorized share capital of Target consists of an unlimited number of common shares. As of the close of business on August 13, 2013, there are issued and outstanding only 78,427,236 Target Shares. As of the close of business on August 13, 2013, an aggregate of up to 2,873,333 Target Shares are issuable upon the exercise of Target Options and 22,715,815 Target Shares are issuable pursuant to the Target Warrants and, except as disclosed in the Target Public Disclosure Record, there are no other options, warrants, conversion privileges or other rights, shareholder rights plans, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer by Target of any securities of Target (including Target Shares), or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of Target (including Target Shares) or any subsidiaries of Target. All outstanding Target Shares have been duly authorized and validly issued, are fully paid and non-assessable, and all Target Shares issuable upon the exercise of Target Options and Target Warrants in accordance with their respective terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable, and are not and will not be subject to, or issued in violation of, any pre-emptive rights. All securities of Target (including the Target Shares and the Target Options and Target Warrants) have been issued in compliance with all applicable Laws and Securities Laws. Other than the Target Options and Target Warrants, there are no securities outstanding of Target or of any of its subsidiaries which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the Target Shareholders on any matter. Except as disclosed in the Target Public Disclosure Record, there are no outstanding contractual or other obligations of Target or any subsidiary to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of any of its subsidiaries, other than the Target Options and Target Warrants. There are no outstanding bonds, debentures or other evidences of indebtedness of Target or any of its subsidiaries having the right to vote with the holders of the outstanding Target Shares on any matter.

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(g)	Reporting Status and Securities Laws Matters. Target is a “reporting issuer” and not on the list of reporting issuers in default under applicable Canadian provincial Securities Laws in each of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland. No delisting, suspension of trading in or cease trading order with respect to any securities of Target and, to the knowledge of Target, no inquiry or investigation (formal or informal) of any Securities Authority or the TSX is in effect or ongoing or, to the knowledge of Target, expected to be implemented or undertaken.

(h)	Ownership of Subsidiaries. Schedule 3.1(h) of the Disclosure Letter includes complete and accurate lists of all subsidiaries owned, directly or indirectly, by Target, each of which is wholly-owned other than as disclosed in Schedule 3.1(h) of the Disclosure Letter. All of the issued and outstanding shares of capital stock and other ownership interests in the subsidiaries of Target are duly authorized, validly issued, fully paid and, where the concept exists, non-assessable, and all such shares and other ownership interests held directly or indirectly by Target are legally and beneficially owned free and clear of all Encumbrances, and there are no outstanding options, warrants, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to purchase or acquire, or securities convertible into or exchangeable for, any such shares of capital stock or other ownership interests in or material assets or properties of any of the subsidiaries of Target, except as disclosed in Schedule 3.1(h) of the Disclosure Letter. There are no contracts, commitments, agreements, understandings, arrangements or restrictions which require any subsidiaries of Target to issue, sell or deliver any shares in its capital or other ownership interests, or any securities or obligations convertible into or exchangeable for, any shares of its capital or other ownership interests. Except as otherwise disclosed in Schedule 3.1(h) of the Disclosure Letter there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) providing to any third party the right to acquire any shares or other ownership interests in any subsidiaries of Target. Except as otherwise disclosed in Schedule 3.1(h) of the Disclosure Letter, all ownership interests of Target and its subsidiaries are owned free and clear of all Encumbrances of any kind or nature whatsoever held by third Parties.

(i)	Public Filings. Since December 4, 2012, Target has filed all documents required to be filed by it in accordance with applicable Securities Laws with the Securities Authorities or the TSX. All such documents and information comprising the Target Public Disclosure Record, as of their respective dates (and the dates of any amendments thereto), (1) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, and (2) complied in all material respects with the requirements of applicable Securities Laws, and any amendments to the Target Public Disclosure Record required to be made have been filed on a timely basis with the Securities Authorities or the TSX. Target has not filed any confidential material change report with any Securities Authorities that at the date of this Agreement remains confidential.

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(j)	Target Financial Statements. Target’s audited financial statements as at and for the fiscal years ended December 31, 2012 (including the notes thereto) and related management’s discussion and analysis (“MD&A”) and Target’s unaudited financial statements as at and for the six months ended June 30, 2013 (collectively, the “Target Financial Statements”) were prepared in accordance with IFRS or GAAP, as applicable, consistently applied (except: (A) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Target’s independent auditors; or (B) in the case of unaudited interim statements, are subject to normal period-end adjustments and may omit notes which are not required by applicable Laws in the unaudited statements) and fairly present in all material respects the consolidated financial position, results of operations and cash flows of Target and its subsidiaries as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal period-end adjustments) and reflect reserves required by IFRS or GAAP, as applicable, in respect of all material contingent liabilities, if any, of Target and its subsidiaries on a consolidated basis. There has been no material change in Target’s accounting policies, except as described in the notes to the Target Financial Statements, since December 31, 2012.

(k)	Internal Controls and Financial Reporting. Target: (i) has designed disclosure controls and procedures to provide reasonable assurance that material information relating to Target, including its consolidated subsidiaries, is made known to the Chief Executive Officer and the Chief Financial Officer of Target by others within those entities, particularly during the periods in which filings are being prepared; (ii) has designed internal controls to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS; and (iii) has disclosed in its MD&A for its most recently completed financial year, for each material weakness relating to design existing at the financial year end (i) a description of the material weakness, (ii) the impact of the material weakness on Target’s financial reporting and internal controls over financial reporting; and (iii) Target’s further plans, if any, or any actions already undertaken, for remediating the material weakness.

(l)	Books and Records. The financial books, records and accounts of Target and its material subsidiaries, have in all material respects, been maintained in accordance with applicable Law, in accordance with IFRS and, in each case, are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of Target and its material subsidiaries and accurately and fairly reflect the basis for Target Financial Statements.

(m)	Minute Books. The minute books of each of Target and its material subsidiaries are true and correct in all material respects; they contain the duly signed minutes of all meetings of the boards of directors and shareholders and all resolutions passed by the boards of directors and the shareholders thereof, other than minutes of meetings held in connection with the Arrangement.

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(n)	No Undisclosed Liabilities. Target and its subsidiaries have no outstanding indebtedness or liabilities and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or indebtedness of any person, other than those specifically identified in the Target Financial Statements, or as disclosed in the Target Public Disclosure Record or incurred in the ordinary course of business consistent with past practice since the date of the most recent financial statements of Target filed on SEDAR.

(o)	No Material Change. Since December 31, 2012, except as disclosed in the Target Public Disclosure Record, there has been no material change in respect of Target and its subsidiaries taken as a whole, and the debt, business and material property of Target and its subsidiaries conform in all respects to the description thereof contained in the Target Public Disclosure Record; and there has been no dividend or distribution of any kind declared, paid or made by Target on any Target Shares.

(p)	Litigation. Except as disclosed in the Target Public Disclosure Record, there are no material claims, actions, suits, grievances, complaints or proceedings pending or, to the knowledge of Target, threatened affecting Target or any of its subsidiaries or affecting any of their respective property or assets at law or in equity before or by any Governmental Entity, including matters arising under Environmental Laws. To the knowledge of the Target, neither Target nor any of its subsidiaries nor their respective assets or properties is subject to any outstanding material judgment, order, writ, injunction or decree that may have Material Adverse Effect on Target.

(q)	Taxes.

(i)	Except as disclosed in the Target Public Disclosure Record, Target and each of its material subsidiaries has duly and timely filed all Returns required to be filed by it prior to the date hereof, other than those which have been administratively waived, and all such Returns are complete and correct in all material respects:

(ii)	Target and each of its material subsidiaries has paid on a timely basis all Taxes, including instalments on account of Taxes required by the Tax Act or other applicable Law, which are due and payable, all assessments and reassessments, other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the most recently published Target Financial Statements.

(iii)	Except as provided for in the Target Financial Statements, no material deficiencies, investigations, audits, litigation, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of Target or any of its material subsidiaries, and neither Target nor any of its material subsidiaries is a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of Target, threatened against Target or any of its material subsidiaries or any of their respective assets, that would reasonably be expected to have a Material Adverse Effect.

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(iv)	No claim has been made and no notice or inquiry has been given by any Governmental Entity in a jurisdiction where Target and any of its material subsidiaries does not file Returns that Target or any of its material subsidiaries is or may be subject to Tax by that jurisdiction.

(v)	Other than as disclosed in the Target Public Disclosure Record, there are no Encumbrances for unpaid Taxes (other than Permitted Encumbrances) upon any of the assets of Target or any of its material subsidiaries.

(vi)	Target and each of its material subsidiaries has duly and timely withheld or collected all amounts required to be withheld or collected by it on account of Taxes and has duly and timely remitted all such taxes or other amounts to the appropriate Governmental Entity when required by Law to do so, except where the failure to do so would not, individually or in the aggregate, result in a Material Adverse Effect.

(vii)	There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes due from Target or any of its material subsidiaries for any taxable period and no request for any such waiver or extension is currently pending.

(viii)	Target has provided Acquiror with true, correct and complete copies of all the income and capital Tax returns, examination reports and statements of deficiencies for taxable periods, or transactions consummated, for which the applicable statutory periods of limitations have not expired, in respect of Target and each of its material subsidiaries.

(ix)	The Target Shares are listed on a “recognized stock exchange” as within the meaning of that term in subsection 248(1) of the Tax Act.

(x)	None of Target or any of its subsidiaries has acquired property from a non-arm’s length person, within the meaning of the Tax Act, for consideration the value of which is less than the fair market value of the property.

(xi)	For the purposes of the Tax Act and any other relevant Tax purposes, Target and each of its material subsidiaries are solely resident in the country in which they were formed or are now continued, as applicable, and are not resident in any other country.

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(xii)	The Target is a “taxable Canadian corporation” within the meaning of the Tax Act.

(r)	Property. Other than as disclosed in the Target Public Disclosure Record, Target does not own or have an option or right to acquire any interests in real or immoveable property, including licenses, leases, rights of way, surface rights, easements, permits for the use of land or other real property.

(s)	Contracts. The Target Public Disclosure Record discloses all Target Material Contracts to which Target or any of its material subsidiaries is a party and that are currently in force. All Target Material Contracts are in full force and effect, and Target or its material subsidiaries are entitled to all rights and benefits thereunder in accordance with the terms thereof. Target has made available to Acquiror for inspection true and complete copies of all Target Material Contracts. All of the Target Material Contracts are valid and binding obligations of Target or a material subsidiary as the case may be, enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction. Target and its material subsidiaries have complied in all material respects with all terms of such Target Material Contracts, have paid all amounts due thereunder of, as and when due, have not waived any rights thereunder and no material default or breach exists in respect thereof on the part of Target or any of its material subsidiaries or, to the knowledge of Target, on the part of any other party thereto, and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a default or breach or trigger a right of termination of any of the Target Material Contracts. As at the date hereof, neither Target nor any of its material subsidiaries has received written notice that any party to a Material Contract intends to cancel, terminate or otherwise modify or not renew such Material Contract, and to the knowledge of Target, no such action has been threatened. Except as set out in the Target Public Disclosure Record, neither Target nor any of its material subsidiaries is a party to any Material Contract that contains any non-competition obligation or otherwise restricts in any material way the business of Target or any of its material subsidiaries.

(t)	Intellectual Property. There is no action, suit, proceeding or claim pending or to the knowledge of Target, threatened by others challenging Target’s or any of its material subsidiaries’ rights in or to any Intellectual Property which is used for the conduct of Target’s and its material subsidiaries’ business as currently carried on as set forth in the Target Public Disclosure Record.

(u)	Environmental Matters. To the knowledge of Target, each of Target and its material subsidiaries and their respective businesses and operations:

(i)	is in material compliance with all Environmental Laws;

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(ii)	has not received any order, request or notice from any person alleging a material violation of any Environmental Law;

(iii)	(A) is not a party to any litigation or administrative proceeding, nor is any litigation or administrative proceeding threatened against it or its property or assets, which in either case (1) asserts or alleges that it violated any Environmental Laws, (2) asserts or alleges that it is required to clean up, remove or take remedial or other response action due to the Release of any Hazardous Substances, or (3) asserts or alleges that it is required to pay all or a portion of the cost of any past, present or future cleanup, removal or remedial or other response action which arises out of or is related to the Release of any Hazardous Substances; and (B) is not subject to any judgment, decree, order or citation related to or arising out of applicable Environmental Law and has not been named or listed as a potentially responsible party by any Governmental Entity in a matter arising under any Environmental Laws; and

(iv)	except as disclosed in the Target Public Disclosure Record, is not involved in remediation operations and does not know of any facts, circumstances or conditions, including any Release of Hazardous Substance, that would reasonably be expected to result in any Environmental Liabilities.

(v)	Regulatory. Target and its material subsidiaries have operated and are currently operating their respective businesses in compliance with all licenses, permits, authorizations, approvals registrations and consents (collectively, the “Regulatory Authorizations”) of any regulatory or governmental agency having jurisdiction over Target or its material subsidiaries or their respective activities (collectively, the “Regulatory Authorities”) in all material respects and have made all requisite material declarations and filings with the Regulatory Authorities. Target and its material subsidiaries have not received any written notices or other correspondence from the Regulatory Authorities regarding any circumstances that have existed or currently exist which would lead to a loss, suspension, or modification of, or a refusal to issue, any material Regulatory Authorization relating to its activities which would reasonably be expected to restrict, curtail, limit or adversely affect the ability of Target or any of its material subsidiaries to operate their respective businesses in a manner which would have a Material Adverse Effect on Target.

(w)	Employee Benefits.

(i)	Target and each of its material subsidiaries has complied, in all material respects, with the terms of all agreements, health, welfare, supplemental unemployment benefit, bonus, incentive, profit sharing, deferred compensation, stock purchase, stock compensation, stock option, disability, pension or retirement plans and other employee compensation or benefit plans, policies, arrangements, practices or undertakings, whether oral or written, formal or informal, funded or unfunded, insured or uninsured which are maintained by or binding upon Target or such material subsidiary or in respect of which Target or any of its material subsidiaries has any actual or potential liability (collectively, the “Target Benefit Plans”) and with all applicable Laws and collective bargaining agreements relating thereto.

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(ii)	Schedule 3.1(w)(ii) of the Disclosure Letter sets forth a complete list and description of the terms of the Target Benefit Plans.

(iii)	Each Target Benefit Plan is and has been established, registered (if required), qualified, invested and administered, in all material respects, in compliance with the terms of such Target Benefit Plan (including the terms of any documents in respect of such Target Benefit Plan), all applicable Laws and any collective bargaining agreement relating thereto.

(iv)	All obligations of Target or any of its material subsidiaries regarding the Target Benefit Plans have been satisfied in all material respects and no Taxes are owing under any of the Target Benefit Plans by Target or any of its material subsidiaries. All employer and employee payments, contributions and premiums required to be remitted, paid to or in respect of each Target Benefit Plan have been paid or remitted in a timely fashion in accordance with its terms and all applicable Laws.

(v)	Each Target Benefit Plan is insured or funded in compliance with the terms of such Target Benefit Plan, all applicable Laws and any collective bargaining agreement relating thereto and is in good standing with such Governmental Entities as may be applicable and, as of the date hereof, no currently outstanding notice of under-funding, non-compliance, failure to be in good standing or otherwise has been received by Target or any of its material subsidiaries from any such Governmental Entities.

(vi)	To the knowledge of Target, (i) no Target Benefit Plan is subject to any pending investigation, examination or other proceeding, action or claim initiated by any Governmental Entity, or by any other party (other than routine claims for benefits), and (ii) there exists no state of facts which after notice or lapse of time or both would reasonably be expected to give rise to any such investigation, examination or other proceeding, action or claim or to affect the registration or qualification of any Target Benefit Plan required to be registered or qualified.

(vii)	Target and its material subsidiaries have no formal plan and have made no promise or commitment, whether legally binding or not, to create any additional Target Benefit Plan or to improve or change the benefits provided under any Target Benefit Plan.

(viii)	There is no entity other than Target and any of its material subsidiaries participating in any Target Benefit Plan.

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(ix)	None of the Target Benefit Plans provide benefits beyond retirement or other termination of service to employees or former employees or to the beneficiaries or dependants of such employees.

(x)	Neither the execution and delivery of this Agreement by Target nor completion of the Arrangement pursuant to the Plan of Arrangement nor compliance by Target with any of the provisions hereof shall, subject to Section 5.5, result in any payment (including severance, unemployment compensation, bonuses or otherwise) becoming due to any director or employee of Target or any of its subsidiaries or result in any increase or acceleration of contributions, liabilities or benefits or acceleration of vesting, under any Target Benefit Plan or restriction held in connection with a Target Benefit Plan.

(xi)	All data necessary to administer each Target Benefit Plan is in the possession of Target or one of its material subsidiaries or their respective agents and is in a form which is sufficient for the proper administration of the Target Benefit Plan in accordance with its terms and all applicable Laws and such data is complete and correct.

(x)	Labour and Employment.

(i)	Schedule 3.1(x) of the Disclosure Letter sets out a list of all employees of the Target and its material subsidiaries, together with their titles, service dates and material terms of employment, including current wages, salaries or hourly rate of pay, and bonus (whether monetary or otherwise). No such employee is on long-term disability leave, extended absence or worker’s compensation leave. All current assessments under applicable workers compensation legislation in relation to the employees listed in Schedule 3.1(x) of the Disclosure Letter have been paid or accrued by Target and its material subsidiaries, as applicable, and Target and its material subsidiaries are not subject to any special or penalty assessment under such legislation which has not been paid.

(ii)	Except for those written employment contracts with salaried employees of Target and any of its material subsidiaries identified in Schedule 3.1(x) of the Disclosure Letter, there are no written contracts of employment entered into with any such employees or any oral contracts of employment. Except for those agreements described in Schedule 5.5 of the Disclosure Letter, no employee of Target or any of its material subsidiaries is party to a change of control, severance, termination, golden parachute or similar agreement or provision or would receive payments under such agreement or provision as a result of the Arrangement.

(iii)	There are no collective agreements that exist, either directly or by operation of law, between Target or any of its material subsidiaries and any trade union or association which may qualify as a trade union (collectively the “Collective Agreements”). There are no outstanding or, to the knowledge of Target, threatened labour tribunal proceedings of any kind, including unfair labour practice proceedings or any proceedings which could result in certification of a trade union as bargaining agent for any employees of Target or any of its material subsidiaries not already covered by a Collective Agreement. There are no threatened or apparent union organizing activities involving employees of Target or any of its material subsidiaries nor is Target or any of its material subsidiaries currently negotiating any of the Collective Agreements. To the knowledge of Target, there is no default or violation under any of the Collective Agreements.

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(y)	Compliance with Laws. Target and its material subsidiaries have complied with and are not in violation of any applicable Laws, other than non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect.

(z)	Absence of Cease Trade Orders. No order ceasing or suspending trading in the Target Shares (or any of them) or any other securities of Target is outstanding and no proceedings for this purpose have been instituted or, to the knowledge of Target, are pending, contemplated or threatened.

(aa)	Related Party Transactions. Except as disclosed in the Target Public Disclosure Record, there are no Contracts or other transactions currently in place between Target or any of its material subsidiaries, on the one hand, and: (i) to the knowledge of Target, any officer or director of Target or any of its material subsidiaries; (ii) to the knowledge of Target, any holder of record or, to the knowledge of Target, beneficial owner of 10% or more of the Target Shares; and (iii) to the knowledge of Target, any affiliate or associate of any such, officer, director, holder of record or beneficial owner, on the other hand.

(bb)	Expropriation. No part of the property or assets of Target or any of its material subsidiaries has been taken, condemned or expropriated by any Governmental Entity nor has any written notice or proceeding in respect thereof been given or commenced nor does Target or any of its material subsidiaries know of any intent or proposal to give such notice or commence any such proceedings.

(cc)	Registration Rights. No Target Shareholder has any right to compel Target to register or otherwise qualify the Target Shares (or any of them) for public sale or distribution.

(dd)	Rights of Other Persons. Other than as disclosed in the Target Public Disclosure Record, no person has any right of first refusal or option to purchase or any other right of participation in any of the material properties or assets owned by Target or any of its material subsidiaries, or any part thereof.

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(ee)	Restrictions on Business Activities. There is no arbitral award, judgment, injunction, constitutional ruling, order or decree binding upon Target or any of its material subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting, or impairing any business practice of any of them, any acquisition or disposition of property by any of them, or the conduct of the business by any of them as currently conducted, which could reasonably be expected to have a Material Adverse Effect on Target.

(ff)	Brokers. Except as disclosed in writing by Target to Acquiror, no broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Target.

(gg)	Insurance. As of the date hereof, Target and its material subsidiaries have such policies of insurance as are listed in Schedule 3.1(gg) of the Disclosure Letter. Such policies are in amounts, with such deductibles, to insure against such risks and losses as are customary for businesses similar to the business carried on by Target and its material subsidiaries. All insurance maintained by Target or any of its material subsidiaries is in full force and effect and in good standing and neither Target nor any of its subsidiaries is in default, whether as to payment of premium or otherwise, under the terms of any such insurance nor has Target or any of its material subsidiaries failed to give any notice or present any material claim under any such insurance in a due and timely fashion or received notice or otherwise become aware of any intent of an insurer to either claim any default on the part of Target or any of its material subsidiaries or not to renew any policy of insurance on its expiry or to increase any deductible or cost, except where such failure or default or other event would not reasonably be expected to have a Material Adverse Effect.

(hh)	United States Securities Laws.

(i)	Target is a “foreign private issuer” as defined in Rule 3b-4 under the U.S. Exchange Act;

(ii)	no securities of Target are registered or required to be registered under Section 12 of the U.S. Exchange Act, and Target is not required to file reports under Section 13 or Section 15(d) of the U.S. Exchange Act; and

(iii)	Target is not an “investment company” as defined in the United States Investment Company Act of 1940, as amended.

(ii)	Compliance with CFPOA. Neither Target nor any of its directors, officers, employees or agents has taken any action or committed to take any action that would constitute a violation of the CFPOA or any similar legislation of any other country.

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3.2	Survival of Representations and Warranties

The representations and warranties of Target contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

Article 4
REPRESENTATIONS AND WARRANTIES OF Acquiror

4.1	Representations and Warranties

Acquiror hereby represents and warrants to and in favour of Target as follows, and acknowledges that Target is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)	Authority Relative to this Agreement. Acquiror has the requisite corporate power and capacity to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Acquiror and the performance of its obligations thereunder have been duly authorized by its board of directors and no other corporate proceedings on its part are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by Acquiror and constitutes a legal, valid and binding obligation of Acquiror enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(b)	Organization and Qualification. Acquiror and each of its subsidiaries is a corporation duly incorporated or an entity duly created and validly existing under all the applicable Laws of its jurisdiction of incorporation, continuance or creation and has all necessary corporate or other power and capacity to own its property and assets as now owned and to carry on its business as it is now being conducted. Acquiror and each of its subsidiaries: (i) has all Permits necessary to conduct its business substantially as now conducted; and (ii) is duly registered or otherwise authorized and qualified to do business and each is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, except where the failure to be so registered or in good standing or to have such Permits would not reasonably be expected to have a Material Adverse Effect on Acquiror.

(c)	No Material Change. Since December 31, 2012, except as disclosed in the Acquiror Public Disclosure Record, there has been no material change in respect of Acquiror and its subsidiaries, taken as a whole, and the debt, business and material property of Acquiror and its subsidiaries conform in all material respects to the description thereof contained in the Acquiror Public Disclosure Record.

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(d)	No Violations. Subject to obtaining the Key Regulatory Approvals, neither the execution and delivery of this Agreement by Acquiror nor the completion of the transactions contemplated by the Agreement or the Arrangement nor the performance of its obligations thereunder nor compliance by Acquiror with any of the provisions thereof will violate, conflict with, or result in a breach of any material provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under: (i) the articles of incorporation or other constating documents of Acquiror or any of its subsidiaries; or (ii) any material contract or other instrument or obligation to which Acquiror or any of its subsidiaries is a party or to which it, or any of its properties or assets, may be subject or by which Acquiror or any of its subsidiaries is bound and, in each case, individually or in the aggregate would materially adversely affect Acquiror’s ability to perform its obligations under this Agreement; or (iii) violate, breach or constitute a default under any Law applicable to Acquiror or any of its subsidiaries or any of its properties or assets.

(e)	Capitalization. The authorized share capital of Acquiror consists of an unlimited number of common shares. As of the close of business on August 13, 2013, 95,250,534 Acquiror Shares were issued and outstanding and an aggregate of up to 3,570,500 Acquiror Shares were issuable upon the exercise of Acquiror Options, 20,359,486 Acquiror Shares were issuable upon the exercise of Acquiror Warrants and 377,600 Acquiror Shares issuable on exercise of restricted share rights issued by Acquiror, and there are no other options, warrants, conversion privileges or other rights, shareholder rights plans, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer by Acquiror of any securities of Acquiror (including Acquiror Shares), or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of Acquiror (including Acquiror Shares) or subsidiaries of Acquiror. Other than Acquiror Options and Acquiror Warrants, there are no securities of Acquiror or of any of its subsidiaries outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the Acquiror Shareholders on any matter. There are no outstanding contractual or other obligations of Acquiror or any subsidiary to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of any of its subsidiaries, other than the Acquiror Options and Acquiror Warrants. There are no outstanding bonds, debentures or other evidences of indebtedness of Acquiror or any in its subsidiaries having the right to vote with the holders of the outstanding Acquiror Shares on any matters.

(f)	Reporting Status and Securities Laws Matters. Acquiror is a “reporting issuer” and not on the list of reporting issuers in default under applicable Canadian provincial Securities Laws in each of the Provinces of Canada except Quebec. No delisting, suspension of trading in or cease trading order with respect to any securities of Acquiror and, to the knowledge of Acquiror, no inquiry or investigation (formal or informal) of any Securities Authority or the TSX, is in effect or ongoing or, to the knowledge of Acquiror, expected to be implemented or undertaken.

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(g)	Public Filings. Acquiror has filed all documents in the Acquiror Public Disclosure Record required to be filed by it in accordance with applicable Securities Laws with the Securities Authorities or the TSX. All such documents and information comprising the Acquiror Public Disclosure Record, as of their respective dates (and the dates of any amendments thereto), (1) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, and (2) complied in all material respects with the requirements of applicable Securities Laws, and any amendments to the Acquiror Public Disclosure Record required to be made have been filed on a timely basis with the Securities Authorities or the TSX. Acquiror has not filed any confidential material change report with any Securities Authorities that at the date of this Agreement remains confidential. There has been no change in a material fact or a material change (as those terms are defined under the Securities Act) in any of the information contained in the Acquiror Public Disclosure Record, except for changes in material facts or material changes that are reflected in a subsequently filed document included in the Acquiror Public Disclosure Record.

(h)	Acquiror Financial Statements. Acquiror’s audited financial statements as at and for the fiscal years ended December 31, 2012, 2011 and 2010 (including the notes thereto and related management’s discussion and analysis (“MD&A”)) and Acquiror’s unaudited financial statements as at and for the three and six months ended June 30, 2013 (collectively, the “Acquiror Financial Statements”) were prepared in accordance with IFRS consistently applied (except as otherwise indicated in such financial statements and the notes thereto or in the related report of Acquiror’s independent auditors) and fairly present in all material respects the consolidated financial position, results of operations and changes in financial position of its subsidiaries as of the dates thereof and for the periods indicated therein and reflect reserves required by IFRS in respect of all material contingent liabilities, if any, of Acquiror and its subsidiaries on a consolidated basis. There has been no material change in Acquiror’s accounting policies, except as described in the notes to the Acquiror Financial Statements, since December 31, 2012.

(i)	Contracts. All Acquiror Material Contracts are in full force and effect, and Acquiror or its material subsidiaries are entitled to all rights and benefits thereunder in accordance with the terms thereof. All of the Acquiror Material Contracts are valid and binding obligations of Acquiror or a material subsidiary as the case may be, enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction. Acquiror and its material subsidiaries have complied in all material respects with all terms of such Acquiror Material Contracts, have paid all amounts due thereunder of, as and when due, have not waived any rights thereunder and no material default or breach exists in respect thereof on the part of Acquiror or any of its material subsidiaries or, to the knowledge of Acquiror, on the part of any other party thereto, and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a default or breach or trigger a right of termination of any of the Acquiror Material Contracts. As at the date hereof, neither Acquiror nor any of its material subsidiaries has received notice that any party to a Material Contract intends to cancel, terminate or otherwise modify or not renew such Material Contract, and to the knowledge of Acquiror, no such action is pending or has been threatened.

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(j)	No Undisclosed Liabilities. Acquiror and its subsidiaries have no outstanding indebtedness or liabilities and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or indebtedness of any person, other than those specifically identified in the Acquiror Financial Statements or incurred in the ordinary course of business since the date of the most recent financial statements of Acquiror filed on SEDAR.

(k)	Litigation. There are no material claims, actions, suits, grievances, complaints or proceedings pending or, to the knowledge of Acquiror, threatened affecting Acquiror or any of its subsidiaries or affecting any of their respective property or assets at law or in equity before or by any Governmental Entity, including matters arising under Environmental Laws. Neither Acquiror nor any of its subsidiaries nor their respective assets or properties is subject to any outstanding material judgment, order, writ, injunction or decree.

(l)	No Insolvency. Acquiror is not insolvent within the meaning of applicable bankruptcy, insolvency or fraudulent conveyance Laws. No act or proceeding has been taken by or against Acquiror in connection with the dissolution, liquidation, winding up, bankruptcy or reorganization of Acquiror or the appointment of a trustee, receiver, manager or other administrator for Acquiror or any of its properties or assets.

(m)	Issuance of Acquiror Shares. The Acquiror Shares to be issued as Consideration will, when issued pursuant to the Arrangement, be duly and validly issued as fully paid and non-assessable common shares in the capital of Acquiror.

(n)	Absence of Cease Trade Orders. No order ceasing or suspending trading in Acquiror Shares (or any of them) or any other securities of Acquiror is outstanding and no proceedings for this purpose have been instituted or, to the knowledge of Acquiror, are pending, contemplated or threatened.

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(o)	United States Securities Laws.

(i)	Acquiror is a “foreign private issuer” as defined in Rule 3b-4 under the U.S. Exchange Act;

(ii)	the Common Shares of Acquiror are registered under Section 12 of the U.S. Exchange Act, and Acquiror is required to file reports under Section 13 or Section 15(d) of the U.S. Exchange Act, and is in compliance with such reporting requirements;

(iii)	the Common Shares of Acquiror are listed on the NYSE MKT LLC and Acquiror is in material compliance with the rules of the NYSE applicable to a foreign private issuer; and

(iv)	Acquiror is not an “investment company” as defined in the United States Investment Company Act of 1940, as amended.

(p)	Internal Controls and Financial Reporting. Acquiror: (i) has designed disclosure controls and procedures to provide reasonable assurance that material information relating to Acquiror, including its consolidated subsidiaries, is made known to the Chief Financial Officer of Acquiror by others within those entities, particularly during the periods in which filings are being prepared; (ii) has designed internal controls to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS; and (iii) has disclosed in its MD&A for its most recently completed financial year, for each material weakness relating to design existing at the financial year end (i) a description of the material weakness, (ii) the impact of the material weakness on Acquiror’s financial reporting and internal controls over financial reporting; and (iii) Acquiror’s further plans, if any, or any actions already undertaken, for remediating the material weakness.

(q)	Regulatory. Acquiror and its material subsidiaries have operated and are currently operating their respective businesses in compliance with all Regulatory Authorizations in all material respects and have made all requisite material declarations and filings with the Regulatory Authorities. Acquiror and its material subsidiaries have not received any written notices or other correspondence from the Regulatory Authorities regarding any circumstances that have existed or currently exist which would lead to a loss, suspension, or modification of, or a refusal to issue, any material Regulatory Authorization relating to its activities which would reasonably be expected to restrict, curtail, limit or adversely affect the ability of Acquiror or any of its material subsidiaries to operate their respective businesses in a manner which would have a Material Adverse effect on Acquiror.

(r)	Books and Records. The financial books, records and accounts of Acquiror and its material subsidiaries, have in all material respects, been maintained in accordance with applicable Law, in accordance with IFRS and, in each case, are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of Acquiror and its material subsidiaries and accurately and fairly reflect the basis for Acquiror Financial Statements.

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(s)	Taxes.

(i)	Acquiror and each of its material subsidiaries has duly and timely filed all Returns required to be filed by it prior to the date hereof, other than those which have been administratively waived, and all such Returns are complete and correct in all material respects; and

(ii)	Acquiror and each of its material subsidiaries has paid on a timely basis all Taxes, including instalments on account of Taxes required by the Tax Act or other applicable Law, which are due and payable, all assessments and reassessments, other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the most recently published Acquiror Financial Statements.

(t)	Environmental Matters. To the knowledge of Acquiror, each of Acquiror and its material subsidiaries and their respective businesses and operations is in material compliance with all Environmental Laws and all terms and conditions of all Environmental Permits.

(u)	Compliance with CFPOA. Neither Acquiror nor any of its directors, officers, employees or agents has taken any action or committed to take any action that would constitute a violation of the CFPOA or any similar legislation of any other country.

(v)	Target Securities. Acquiror owns, directly or indirectly, or exercises control or direction over 46,678,221 Target Shares and 6,965,676 Target Warrants.

(w)	Shareholder Approval. No vote or approval of the Acquiror Shareholders or the holders of any other securities of Acquiror is necessary to approve this Agreement, the Arrangement or the other transactions contemplated herein.

(x)	Tax Status. Acquiror is a “Canadian corporation” within the meaning of the Tax Act.

(y)	Compliance with Laws. Acquiror and its material subsidiaries have complied with and are not in violation of any applicable Laws, other than non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect.

4.2	Survival of Representations and Warranties

The representations and warranties of Acquiror contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

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Article 5
COVENANTS OF Target

5.1	Covenants of Target Regarding the Conduct of Business

Target covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as required or permitted by this Agreement, applicable Laws or any Governmental Entities or consented to by Acquiror in writing, Target shall, and shall cause each of its subsidiaries to, conduct its business in the ordinary course of business consistent with past practice. Without limiting the generality of the foregoing, from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as required or permitted by this Agreement, Target shall not, nor shall it permit any of its subsidiaries to, directly or indirectly, without the prior written consent of Acquiror (which consent shall not be unreasonably withheld or delayed):

(a)	take any action except in the ordinary course of business of Target and its material subsidiaries;

(b)	(i) amend its articles, charter or by-laws or other comparable organizational documents; (ii) split, combine or reclassify any shares in the capital of Target or any of its subsidiaries, or declare, set aside or pay any dividend or other distribution or payment (whether in cash, securities or property or any combination thereof) in respect of the Target Shares owned by any person or the securities of any subsidiary owned by a person other than Target other than, in the case of any subsidiary wholly-owned by Target, any dividends payable to Target or any other wholly-owned subsidiary of Target; (iii) issue, grant, deliver, sell or pledge, or agree to issue, grant, deliver, sell or pledge, any shares of Target or its subsidiaries, or any rights convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares or other securities of Target or its subsidiaries, other than: (A) the issuance of Target Shares pursuant to the terms of the outstanding Target Options and Target Warrant; (B) transactions in the ordinary course of business and consistent with past practices between two or more Target wholly-owned subsidiaries or between Target and a Target wholly-owned subsidiary; and (C) as required under applicable Law or existing Target Material Contracts; (iv) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any outstanding securities of Target or any of its subsidiaries, (v) amend the terms of any of its securities; (vi) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Target or any of its subsidiaries; (vii) amend its accounting policies or adopt new accounting policies, in each case except as required in accordance with IFRS; or (viii) enter into any agreement with respect to any of the foregoing;

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(c)	(i) sell, pledge, hypothecate, lease, license, sell and lease back, mortgage, dispose of or encumber or otherwise transfer, any assets, securities, properties, interests or businesses of Target or any of its subsidiaries; (ii) except as disclosed in Schedule 5.1(c)(ii) of the Disclosure Letter, acquire (by merger, arrangement, amalgamation, consolidation or acquisition of shares or assets or otherwise), directly or indirectly, any assets, securities, properties, interests, businesses, corporation, partnership or other business organization or division thereof, or make any investment either by the purchase of securities, contribution of capital, property transfer, or purchase of any other property or assets of any other person, for an amount greater than $50,000; (iii) incur, create, assume or otherwise become liable for, any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, or make any loans, capital contributions, investments or advances; (iv) pay, discharge or satisfy any material liabilities or obligations; (v) except as disclosed in Schedule 5.1(c)(v) of the Disclosure Letter, waive, release, grant or transfer any rights of material value; or (vi) authorize or propose any of the foregoing, or enter into any agreement to do any of the foregoing;

(d)	other than as is necessary to comply with applicable Laws or the current terms of any Contracts by which it is bound, or in accordance with the Target Benefit Plans: (i) grant to any officer, employee or director of Target or any of its subsidiaries an increase in compensation in any form, or grant any general salary increase; (ii) make any loan to any officer, employee, or director of Target or any of its subsidiaries; (iii) take any action with respect to the grant of any severance, retention, change of control, bonus or termination pay to, or enter into any employment agreement, deferred compensation or other similar agreement (or amend any such existing agreement) with, or hire or terminate the employment (except for just cause) of, any officer, employee or director of Target or any of its subsidiaries; (iv) increase any benefits payable under any existing severance or termination pay policies or employment agreements, or adopt or materially amend or make any contribution to any Target Benefit Plan or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors, officers or employees or former directors, officers, employees of Target or any of its subsidiaries; (v) increase bonus levels or other benefits payable to any director, executive officer or employee of Target or any of its subsidiaries; (vi) provide for accelerated vesting, removal of restrictions or an exercise of any stock-based or stock-related awards (including stock options, stock appreciation rights, deferred share units, performance units and restricted share awards) upon a change of control occurring on or prior to the Effective Time; or (vii) establish, adopt or amend (except as required by applicable Law) any collective bargaining agreement or similar agreement;

(e)	settle, pay, discharge, satisfy, compromise, waive, assign or release (i) any material action, claim or proceeding brought against Target and/or any of its subsidiaries; or (ii) any action, claim or proceeding brought by any present, former or purported holder of its securities in connection with the transactions contemplated by this Agreement or the Plan of Arrangement;

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(f)	enter into any agreement or arrangement that limits or otherwise restricts in any material respect Target or any of its subsidiaries or any successor thereto, or that would, after the Effective Time, limit or restrict in any material respect Target or any of its subsidiaries from competing in any manner;

(g)	waive, release or assign any material rights, claims or benefits of Target or any of its subsidiaries;

(h)	except as disclosed in Schedule 5.1(h) of the Disclosure Letter, other than in the ordinary course of business consistent with past practice: (i) enter into any agreement that if entered into prior to the date hereof would be a Material Contract; (ii) modify, amend in any material respect, transfer or terminate any Material Contract, or waive, release or assign any material rights or claims thereto or thereunder;

(i)	make, change or rescind any material express or deemed election relating to Taxes;

(j)	make a request for a Tax ruling or enter into any agreement with any taxing authorities or consent to any extension or waiver of any limitation period with respect to the assessment, reassessment or determination of Taxes;

(k)	settle or compromise any liability, claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes;

(l)	materially amend any Return or change any methods of reporting income or deductions or any method of accounting, in each case, for income Tax purposes, from those employed in the preparation of those income Tax Returns for the tax year ended December 31, 2012, except as may be required by the Tax Act or other applicable Laws;

(m)	enter into any closing agreement with respect to any Tax or surrender any right to claim a material Tax refund;

(n)	take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entity to institute proceedings for the suspension, revocation or limitation of rights under, any material permits or any approvals of or from any Governmental Entity necessary to conduct its businesses as now conducted or as proposed to be conducted; or fail to prosecute with commercially reasonable due diligence any pending applications to any Governmental Entities for approvals;

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(o)	take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Target to consummate the Arrangement; or

(p)	agree, resolve or commit to do any of the foregoing.

Target shall use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by Target or any of its subsidiaries, including directors’ and officers’ insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; provided that, subject to Section 7.6, none of Target or any of its subsidiaries shall obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months.

Subject to compliance with applicable competition or anti-trust laws, Target shall promptly notify Acquiror in writing of any circumstance or development that, to the knowledge of Target, is or could reasonably be expected to constitute a Material Adverse Effect.

5.2	Covenants of Target Relating to the Arrangement

Target shall and shall cause its subsidiaries to perform all obligations required or desirable to be performed by Target or any of its subsidiaries under this Agreement, co-operate with Acquiror in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, Target shall and, where applicable, shall cause its subsidiaries to:

(a)	promptly, and in any event within five Business Days following the date of this Agreement, provide to Acquiror (if such agreement remains in effect and if providing a copy of such agreement is not prohibited by the terms of such agreement) a copy of each confidentiality and/or standstill agreement which has been entered into by Target and any third party pursuant to which confidential information of Target has been provided;

(b)	subject to obtaining confirmation that insurance coverage is maintained as contemplated in Section 7.6.1, and provided that the Effective Date has occurred, it shall use its commercially reasonable efforts to cause such members of the Target Board to resign as Acquiror may require, at the time and in the manner requested by Acquiror, as of the Effective Date, with a nominee of Acquiror to be appointed to the Target Board immediately after each such resignation;

(c)	apply for and use its commercially reasonable efforts to obtain all Key Regulatory Approvals relating to Target or any of its subsidiaries and, in doing so, keep Acquiror reasonably informed as to the status of the proceedings related to obtaining the Key Regulatory Approvals, including providing Acquiror with copies of all related applications and notifications, in draft form (except where such material is confidential in which case it will be provided (subject to applicable Laws) to Acquiror’s outside counsel on an “external counsel” basis), in order for Acquiror to provide its comments thereon, which shall be given due and reasonable consideration;

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(d)	use its commercially reasonable efforts to obtain, as soon as practicable following execution of this Agreement, all third party consents, approvals and notices required under any of the Target Material Contracts, and all Key Third Party Consents;

(e)	defend all lawsuits or other legal, regulatory or other proceedings against Target challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(f)	until the earlier of the Effective Time and termination of this Agreement, Target shall, subject to applicable Law, make available and cause to be made available to Acquiror, and the agents and advisors thereto, information reasonably requested by Acquiror for the purposes of preparing, considering and implementing integration and strategic plans for the combined businesses of Acquiror and Target following the Effective Date and confirming the representations and warranties of Target set out in this Agreement; and

(g)	allow representatives of Acquiror (including legal and financial advisors) to attend the Target Meeting and allow officers of Acquiror to speak to any motion relating to the Arrangement Resolution, provided that Target and its legal counsel be advised of the nature of any submission prior to the hearing.

5.3	Covenants of Acquiror Regarding the Performance of Obligations

5.3.1	Acquiror shall, and shall cause its subsidiaries to, perform all obligations required to be performed by Acquiror or any of Acquiror’s subsidiaries under this Agreement, co-operate with Target in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, Acquiror shall and where appropriate shall cause its subsidiaries to:

(a)	apply for and use its commercially reasonable efforts to obtain all Key Regulatory Approvals relating to Acquiror or any of Acquiror’s subsidiaries which are typically applied for by an offeror and, in doing so, keep Target reasonably informed as to the status of the proceedings related to obtaining the Key Regulatory Approvals;

(b)	subject to the terms and conditions of this Agreement and of the Plan of Arrangement and applicable Laws, pay the aggregate Consideration to be paid pursuant to the Arrangement at the time provided herein;

(c)	not take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Acquiror to consummate the Arrangement or the other transactions contemplated by this Agreement;

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(d)	not split, combine or reclassify any of the Acquiror Shares;

(e)	use commercially reasonable efforts to preserve intact its business organizations;

(f)	prepare and file with the applicable Governmental Entities all necessary applications required in order to permit the issue of Acquiror Shares upon the conversion of Target Options and Target Warrants in accordance with the terms thereof.

5.4	Mutual Covenants

Each of the Parties covenants and agrees that, except as contemplated in this Agreement, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

(a)	it shall, and shall cause its subsidiaries to, use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 6 to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Plan of Arrangement, including using its commercially reasonable efforts to: (i) obtain all Key Regulatory Approvals required to be obtained by it; (ii) effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Plan of Arrangement; (iii) oppose, lift or rescind any injunction or restraining order against it or other order or action against it seeking to stop, or otherwise adversely affecting its ability to make and complete, the Plan of Arrangement; and (iv) co-operate with the other Party in connection with the performance by it and its subsidiaries of their obligations hereunder; in addition, subject to the terms and conditions of this Agreement, none of the Parties shall knowingly take or cause to be taken any action which would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated hereby; and

(b)	it shall not take any action, refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to significantly impede the making or completion of the Plan of Arrangement except as permitted by this Agreement.

5.5	Employment Agreements

Following the approval of the Arrangement Resolution, Acquiror shall cause Target to honour the obligations under Target’s employment agreements disclosed in Schedule 5.5 of the Disclosure Letter, including, without limitation, by paying to the individuals party to such agreements, in each case, such amounts as are required by such agreements.

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Article 6
CONDITIONS

6.1	Mutual Conditions Precedent

The obligations of the Parties to complete the transactions contemplated by this Agreement are subject to the fulfillment, on or before the Effective Time, of each of the following conditions precedent, each of which may only be waived with the mutual consent of the Parties:

(a)	the Arrangement Resolution shall have been approved and adopted by the Target Shareholders at the Target Meeting in accordance with the Interim Order and MI 61-101;

(b)	the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement, and shall not have been set aside or modified in a manner unacceptable to Target and Acquiror, acting reasonably, on appeal or otherwise;

(c)	there shall not exist any prohibition at Law, including a cease trade order, injunction or other prohibition or order at Law or under applicable legislation, against Acquiror or Target which shall prevent the consummation of the Arrangement;

(d)	the Key Regulatory Approvals shall have been obtained;

(e)	the Key Third Party Consents shall have been obtained;

(f)	Acquiror Shares to be issued in the United States pursuant to the Arrangement shall be exempt from registration requirements under the U.S. Securities Act pursuant to Section 3(a)(10) of the U.S. Securities Act; provided, however, that Target shall not be entitled to rely on the provisions of this Section 6.1(f) in failing to complete the transactions contemplated by this Agreement in the event that Target fails to advise the Court prior to the hearing in respect of the Final Order, as required by the terms of the foregoing exemptions, that Acquiror will rely on the foregoing exemptions based on the Court’s approval of the transaction;

(g)	this Agreement shall not have been terminated in accordance with its terms; and

(h)	the distribution of the securities pursuant to the Arrangement shall be exempt from the prospectus and registration requirements of applicable Canadian securities laws either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces of Canada or by virtue of applicable exemptions under Canadian securities laws and shall not be subject to resale restrictions under applicable Canadian securities laws (other than as applicable to control persons or pursuant to section 2.6 of National Instrument 45-102).

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6.2	Additional Conditions Precedent to the Obligations of Acquiror

The obligations of Acquiror to complete the transactions contemplated by this Agreement shall also be subject to the fulfillment of each of the following conditions precedent (each of which is for the exclusive benefit of Acquiror and may be waived by Acquiror):

(a)	all covenants of Target under this Agreement to be performed on or before the Effective Time which have not been waived by Acquiror shall have been duly performed by Target in all material respects, and Acquiror shall have received a certificate of Target addressed to Acquiror and dated the Effective Time, signed on behalf of Target by two senior executive officers of Target (on Target’s behalf and without personal liability), confirming the same as at the Effective Date;

(b)	all representations and warranties of Target set forth in this Agreement shall be true and correct in all respects, without regard to any materiality or Material Adverse Effect qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where any failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a Material Adverse Effect on Target; and Acquiror shall have received a certificate of Target addressed to Acquiror and dated the Effective Time, signed on behalf of Target by two senior executive officers of Target (on Target’s behalf and without personal liability), confirming the same as at the Effective Date;

(c)	since the date of this Agreement, there shall not have occurred or have been disclosed to Acquiror or the public, if previously undisclosed to Acquiror or the public, any event, occurrence, development or circumstance that, individually or in the aggregate has had or would reasonably be expected to have a Material Adverse Effect on Target;

(d)	the Target Board shall not have made a Change in Recommendation; and

(e)	holders of no more than 5% of the Target Shares shall have exercised Dissent Rights.

The foregoing conditions will be for the sole benefit of Acquiror and may be waived by them in whole or in part at any time.

6.3	Additional Conditions Precedent to the Obligations of Target

The obligations of Target to complete the transactions contemplated by this Agreement, shall also be subject to the following conditions precedent (each of which is for the exclusive benefit of Target and may be waived by Target):

(a)	all covenants of Acquiror under this Agreement to be performed on or before the Effective Time shall have been duly performed by Acquiror in all material respects, and Target shall have received a certificate of Acquiror, addressed to Target and dated the Effective Time, signed on behalf of Acquiror by two of its senior executive officers (on Acquiror’s behalf and without personal liability), confirming the same as of the Effective Date;

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(b)	all representations and warranties of Acquiror set forth in this Agreement shall be true and correct in all respects, without regard to any materiality or Material Adverse Effect qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a Material Adverse Effect on Acquiror and Target shall have received a certificate of Acquiror, addressed to Target and dated the Effective Time, signed on behalf of Acquiror by two senior executive officers of Acquiror (on Acquiror’s behalf and without personal liability), confirming the same as at the Effective Date;

(c)	since the date of this Agreement, there shall not have occurred or have been disclosed to Target or the public, if previously undisclosed to Target or the public, any event, occurrence, development or circumstance that, individually or in the aggregate has had or would reasonably be expected to have a Material Adverse Effect on Acquiror; and

(d)	Acquiror shall have delivered evidence satisfactory to Target of the approval of the listing and posting for trading on the TSX of the Acquiror Shares comprising the Consideration as well as on exercise of the Target Options and Target Warrants, subject only to satisfaction of standard listing conditions.

The foregoing conditions will be for the sole benefit of Target and may be waived by it in whole or in part at any time.

6.4	Satisfaction of Conditions

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 shall be conclusively deemed to have been satisfied, waived or released at the Effective Time.

Article 7
ADDITIONAL AGREEMENTS

7.1	Notice and Cure Provisions

7.1.1                        Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement and the Effective Time of any event or state of facts which occurrence or failure would, or would be likely to:

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(a)	cause any of the representations or warranties of either Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Effective Time; or

(b)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by either Party hereunder prior to the Effective Time.

7.1.2                        Acquiror may not exercise its rights to terminate this Agreement pursuant to Section 8.2.1(c)(iii) and Target may not exercise its right to terminate this Agreement pursuant to Section 8.2.1(d)(iii) unless the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfilment or the applicable condition or termination right, as the case may be. If any such notice is delivered, provided that a Party is proceeding diligently to cure such matter and such matter is capable of being cured, no Party may terminate this Agreement until the expiration of a period of ten Business Days from such notice, and then only if such matter has not been cured by such date. If such notice has been delivered prior to the making of the application for the Final Order, such application and such filing shall be postponed until the expiry of such period, provided that such period does not extend beyond the Outside Date. For greater certainty, in the event that such matter is cured within the time period referred to herein without a Material Adverse Effect, this Agreement may not be terminated as a result of the cured breach.

7.2	Non-Solicitation

7.2.1                        Target shall not, directly or indirectly, through any officer, director, employee, representative (including any financial or other advisor) or agent of Target or any of its subsidiaries (collectively, the “Representatives”): (i) solicit, assist, initiate, facilitate or encourage (including by way of furnishing non-public information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding an Acquisition Proposal; (ii) participate in any discussions or negotiations with any person (other than Acquiror or any of its affiliates) regarding an Acquisition Proposal; (iii) approve, accept, endorse or recommend, remain neutral with respect to or propose publicly to accept, approve, endorse or recommend, or remain neutral with respect to, any Acquisition Proposal, (iv) accept or enter into or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, understanding, undertaking or arrangement or other contract in respect of an Acquisition Proposal; or (v) make a Change in Recommendation.

7.2.2                        Except as otherwise provided in this Section 7.2, Target shall, and shall cause its subsidiaries and Representatives to immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any persons conducted heretofore by Target, its subsidiaries or any Representatives with respect to any Acquisition Proposal, and, in connection therewith, Target will discontinue access to any of its confidential information (and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise) and shall as soon as possible request, to the extent that it is entitled to do so (and exercise all rights it has to require) the return or destruction of all confidential information regarding Target and its subsidiaries previously provided to any such person or any other person and will request (and exercise all rights it has to require) the destruction of all material including or incorporating or otherwise reflecting any material confidential information regarding Target and its subsidiaries. Target agrees that, neither it nor any of its subsidiaries, shall terminate, waive, amend or modify any provision of any existing confidentiality agreement relating to an Acquisition Proposal or any standstill agreement to which it or any of its subsidiaries is a party (it being acknowledged and agreed that the automatic termination of any standstill provisions of any such agreement as the result of the entering into and announcement of this Agreement by Target, pursuant to the express terms of any such agreement, shall not be a violation of this Section 7.2.2) and Target undertakes to enforce all standstill, non-disclosure, non-disturbance, non-solicitation and similar covenants that it or any of its subsidiaries have entered into prior to the date hereof.

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7.2.3                        Notwithstanding Sections 7.2.1 and 7.2.2 and any other provision of this Agreement or of any other agreement between Acquiror and Target, if at any time following the date of this Agreement and prior to obtaining the Target Shareholder Approval of the Arrangement Resolution at the Target Meeting, Target receives a bona fide, written Acquisition Proposal that did not result from a breach of Section 7.2 or an Acquisition Proposal is made to the Target Shareholders that the Target Board determines in good faith, after consultation with its financial advisors and outside counsel, constitutes or, if consummated in accordance with its terms could reasonably be expected to be a Superior Proposal, then Target may, in response to a request made by the party making such Acquisition Proposal and provided it is in compliance with Sections 7.2.2 and  7.2.4:

(a)	furnish information with respect to Target and its subsidiaries to the person making such Acquisition Proposal; and/or

(b)	enter into, participate, facilitate and maintain discussions or negotiations with, and otherwise cooperate with or assist, the person making such Acquisition Proposal;

provided that Target shall not, and shall not allow its Representatives to, disclose any non-public information with respect to Target to such person (i) if such non public information has not been previously provided to, or is not concurrently provided to, Acquiror; and (ii) without entering into a confidentiality and standstill agreement with such person containing terms that are no less favourable, in the aggregate, to the Target and are no more favourable to such person than those found in typical confidentiality and standstill agreement for similar transactions.

7.2.4                        Target shall promptly notify Acquiror, at first orally and then in writing within 24 hours of receipt of the Acquisition Proposal, in the event it receives an Acquisition Proposal, including the material terms and conditions thereof, and the identity of the person or persons making the Acquisition Proposal, and shall include copies of any such proposal, inquiry, offer or request, a copy of any agreement entered into in accordance with Section 7.3 and a copy of any other agreements which relate to the Acquisition Proposal to which Target has access (for example, voting agreements with shareholders of Target or agreements to provide financial support or other assistance to the person making such Acquisition Proposal), or any amendment to any of the foregoing. Target shall thereafter also provide such other details of such proposal, inquiry, offer or request, or any amendment to any of the foregoing, as Acquiror may reasonably request. Target shall keep Acquiror fully informed as to the status, including any changes to the material terms, of such proposal, inquiry, offer or request, or any amendment to any of the foregoing, and shall respond promptly to all inquiries from Acquiror with respect thereto.

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7.2.5                        At any time following the date of this Agreement and prior to obtaining Target Shareholder Approval, if Target receives an Acquisition Proposal that did not result from a breach of this Section 7.2 and which the Target Board concludes in good faith (after consultation with its financial advisors and outside counsel) constitutes a Superior Proposal, the Target Board may, subject to compliance with the procedures set forth in Section 8.2, terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal.

7.2.6                        Nothing contained in this Agreement shall prohibit the Target Board from taking any action or making a Change in Recommendation or from making any disclosure to any securityholders of Target prior to the Effective Time including, for greater certainty, disclosure of a Change in Recommendation in respect of an Acquisition Proposal, if, in the good faith judgment of the Target Board, after consultation with outside legal counsel, failure to take such action or make such disclosure would be inconsistent with the Target Board’s exercise of its fiduciary duties or such action or disclosure is otherwise required under applicable Law (including by responding to an Acquisition Proposal under a directors’ circular or otherwise as required under Securities Laws); provided that, for greater certainty, in the event of a Change of Recommendation and a termination by Acquiror of this Agreement pursuant to Section 8.2.1(c)(i), Target shall pay the Termination Fee as required by Section 7.3. In addition, subject to the provisions of this Section 7.2, nothing contained in this Agreement shall prevent Target or the Target Board from calling and holding a meeting of Target Shareholders, or any of them, requisitioned by Target Shareholders, or any of them, in accordance with the OBCA or ordered to be held by a court or Regulatory Authority of competent jurisdiction in accordance with applicable Laws.

7.3	Right to Match

7.3.1                        Target covenants that it will not accept, approve, endorse, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal (other than a confidentiality and standstill agreement permitted by Section 7.2.3) unless:

(a)	Target has complied with its obligations under Section 7.2 and has provided Acquiror with a copy of the Superior Proposal and all related documentation described in Section 7.2.4; and

(b)	a period (the “Response Period”) of five Business Days has elapsed from the date that is the later of (i) the date on which Acquiror receives written notice from the Target Board that the Target Board has determined, subject only to compliance with this Section 7.3Error! Reference source not found., to accept, approve, endorse, recommend or enter into a binding agreement to proceed with such Superior Proposal, and (ii) the date Acquiror receives a copy of the Superior Proposal and all related documentation described in Section 7.2.4.

7.3.2                        During the Response Period, Acquiror will have the right, but not the obligation, to offer to amend this Agreement and the Plan of Arrangement, including an increase in, or modification of, the Consideration. The Target Board shall review any such offer by Acquiror to amend this Agreement and the Plan of Arrangement to determine whether the Acquisition Proposal to which Acquiror is responding would continue to be a Superior Proposal when assessed against the Arrangement as it is proposed in writing by Acquiror to be amended. If the Target Board determines that the Acquisition Proposal no longer constitutes a Superior Proposal, when assessed against this Agreement and the Plan of Arrangement as they are proposed to be amended, the Target Board will cause Target to enter into an amendment to this Agreement with Acquiror incorporating the amendments to the Agreement and Plan of Arrangement as set out in the written offer to amend, and will promptly reaffirm its recommendation of the Arrangement by the prompt issuance of a press release to that effect. If the Target Board determines that the Acquisition Proposal continues to be a Superior Proposal, Target may approve and recommend that holders of Target Shares accept such Superior Proposal and may terminate this Agreement and shall pay the Termination Fee pursuant to Section 8.2.1(d)(i) in order to accept or enter into an agreement, understanding or arrangement to proceed with the Superior Proposal.

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7.3.3                        If the Target Circular has been sent to Target Shareholders prior to the expiry of the Response Period and, during such Response Period, Acquiror requests in writing that the Target Meeting proceed, unless otherwise ordered by the Court, Target shall continue to take all reasonable steps necessary to hold the Target Meeting and to cause the Arrangement Resolution to be voted on at the Target Meeting.

7.3.4                        Where at any time before the Target Meeting, Target has provided Acquiror with a notice under subsection 7.3.1, an Acquisition Proposal has been publicly disclosed or announced and the Response Period has not elapsed, then, subject to applicable laws, at Acquiror’s request, Target will postpone or adjourn the Target Meeting to a date acceptable to Acquiror, acting reasonably.

7.3.5                        Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the holders of the Target Shares shall constitute a new Acquisition Proposal for the purposes of this Section 7.3 and Acquiror shall be afforded a new Response Period and the rights afforded in subsection 7.3.2 in respect of each such Acquisition Proposal.

7.4	Expenses and Termination Fees

7.4.1                        Except as otherwise provided herein, all fees, costs and expenses incurred in connection with this Agreement and the Plan of Arrangement shall be paid by the Party incurring such fees, costs or expenses.

7.4.2                        If a Termination Fee Event occurs, Target shall pay Acquiror (by wire transfer of immediately available funds) the Termination Fee in accordance with Section 7.4.5.

7.4.3                        For the purposes of this Agreement, “Termination Fee” means $2.0 million.

7.4.4                        For the purposes of this Agreement, “Termination Fee Event” means the termination of this Agreement:

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(a)	by Acquiror pursuant to Section 8.2.1(c)(i), Section 8.2.1(c)(iv) or Section 8.2.1(c)(vi);

(b)	by Target pursuant to Section 8.2.1(d)(i); or

(c)	by Acquiror pursuant to Section 8.2.1(b)(i), or Section 8.2.1(c)(v) or by either Party pursuant to 8.2.1(b)(iii), but only if, in the case of this paragraph (c), prior to the earlier of the termination of this Agreement or the holding of the Target Meeting, a bona fide Acquisition Proposal, or the intention to make an Acquisition Proposal, with respect to Target shall have been made to Target or publicly announced by any person (other than Acquiror or any of its affiliates) and not withdrawn prior to the Meeting and within six months following the date of such termination:

(i)	such Acquisition Proposal is consummated by Target; or

(ii)	Target and/or one or more of its subsidiaries enters into a definitive agreement in respect of, or the Target Board approves or recommends, such Acquisition Proposal which is subsequently consummated within six months thereafter;

provided that, for the purposes of this Section 7.4.4(c), all references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “40%”.

7.4.5                        If a Termination Fee Event occurs as a result of a termination of this Agreement by Target pursuant to Section 8.2.1(d)(i), or by Acquiror pursuant to Section 8.2.1(c)(i) or Section 8.2.1(c)(vi), the Termination Fee shall be payable simultaneously with the occurrence of such Termination Fee Event. If a Termination Fee Event occurs as a result of a termination of this Agreement by Acquiror pursuant to Section 8.2.1(c)(iv), the Termination Fee shall be payable within two Business Days following such Termination Fee Event. If a Termination Fee Event occurs in the circumstances set out in Section 7.4.4(c), the Termination Fee shall be payable within two Business Days following the closing of the applicable transaction referred to therein.

7.4.6                        Each of the Parties acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated in this Agreement and that, without those agreements, the Parties would not enter into this Agreement. Each Party acknowledges that all of the payment amounts set out in this Section 7.3 are payments of liquidated damages which are a genuine pre-estimate of the damages, which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. Target irrevocably waives any right it may have to raise as a defense that any such liquidated damages are excessive or punitive. For greater certainty, each Party agrees that, upon any termination of this Agreement under circumstances where Acquiror is entitled to the Termination Fee and such Termination Fee is paid in full, Acquiror shall be precluded from any other remedy against Target at law or in equity or otherwise (including, without limitation, an order for specific performance), and shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against Target or any of its subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates in connection with this Agreement or the transactions contemplated hereby.

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7.4.7                        Nothing in this Section 7.3 shall relieve or have the effect of relieving any Party in any way from liability for damages incurred or suffered by a Party as a result of an intentional or wilful breach of this Agreement.

7.4.8                        Nothing in this Section 7.3 shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or otherwise to obtain specific performance of any such covenants or agreements, without the necessity of posting bond or security in connection therewith.

7.4.9                        In no event shall Target be obligated to pay to Acquiror an amount in respect of the termination of this Agreement that is, in aggregate, in excess of the Termination Fee.

7.5	Access to Information; Confidentiality

From the date hereof until the earlier of the Effective Time and the termination of this Agreement, subject to compliance with applicable Law and the terms of any existing Contracts, Target shall, and shall cause its subsidiaries and their respective officers, directors, employees, independent auditors, accounting advisers and agents to, afford to Acquiror and to the officers, employees, agents and representatives of Acquiror such access as Acquiror may reasonably require at all reasonable times, including for the purpose of facilitating integration business planning, to their officers, employees, agents, properties, books, records and Contracts, and shall furnish Acquiror with all data and information as Acquiror may reasonably request.

7.6	Insurance and Indemnification

7.6.1                        Acquiror will, or will cause Target and its subsidiaries to, maintain in effect without any reduction in scope or coverage for six years from the Effective Date customary policies of directors’ and officers’ liability insurance providing protection no less favourable to the protection provided by the policies maintained by Target and its subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date; provided, however, that Acquiror acknowledges and agrees that prior to the Effective Date, Target may, in the alternative, purchase run off directors’ and officers’ liability insurance for a period of up to six years from the Effective Date with the prior written consent of Acquiror.

7.6.2                        Acquiror agrees that it shall directly honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of Target and its subsidiaries, and acknowledges that such rights shall survive the completion of the Plan of Arrangement and shall continue in full force and effect.

7.6.3                        The provisions of this Section 7.6 are intended for the benefit of, and shall be enforceable by, each insured or indemnified person, his or her heirs and his or her legal representatives and, for such purpose, Target hereby confirms that it is acting as agent and trustee on their behalf.

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Article 8
TERM, TERMINATION, AMENDMENT AND WAIVER

8.1	Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

8.2	Termination

8.2.1 This Agreement, other than Section 7.3 hereof, may be terminated and the Arrangement may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement or the Arrangement Resolution by the Target Shareholders or the Arrangement by the Court):

(a)	by mutual written agreement of Target and Acquiror ; or

(b)	by either Target or Acquiror, if:

(i)	the Effective Time shall not have occurred on or before the Outside Date, except that the right to terminate this Agreement under this Section 8.2.1(b)(i) shall not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by such Outside Date; or

(ii)	after the date hereof, there shall be enacted or made any applicable Law that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins Target or Acquiror from consummating the Arrangement and such applicable Law (if applicable) or enjoinment shall have become final and non-appealable; or

(iii)	the Arrangement Resolution shall have failed to obtain the Target Shareholder Approval at the Target Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order; or

(c)	by Acquiror, if:

(i)	prior to obtaining the Target Shareholder Approval, the Target Board fails to recommend or withdraws, amends, modifies or qualifies, in a manner adverse to Acquiror, or fails to reaffirm its recommendation of the Arrangement within five Business Days (and in any case prior to the Target Meeting) after having been requested in writing by Acquiror to do so, in a manner adverse to Acquiror, (it being understood that the taking of a neutral position or no position with respect to an Acquisition Proposal beyond a period of three Business Days or beyond the date which is the day prior to the date proxies in respect of the Target Meeting must be deposited shall be considered an adverse modification) (a “Change in Recommendation”); or

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(ii)	any of the conditions set forth in Section 6.1 or Section 6.2 is not satisfied, and such condition is incapable of being satisfied by the Outside Date;

(iii)	subject to Section 7.1.2, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Target set forth in this Agreement (other than as set forth in Section 7.2) shall have occurred that would cause the conditions set forth in Section 6.1 or Section 6.2 not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that Acquiror is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.3 not to be satisfied; or

(iv)	Target is in breach or in default of any of its obligations or covenants set forth in Section 7.2;

(v)	the Target Meeting has not occurred on or before November 1, 2013; or

(vi)	Target enters into a binding written agreement relating to a Superior Proposal;

(d)	by Target, if:

(i)	the Target Board authorizes Target, subject to complying with the terms of this Agreement, to enter into a legally binding agreement with respect to a Superior Proposal; provided that concurrently with such termination, Target pays the Termination Fee payable pursuant to Section 7.3; or

(ii)	any of the conditions set forth in Section 6.1 or Section 6.3 is not satisfied, and such condition is incapable of being satisfied by the Outside Date;

(iii)	subject to Section 7.1.2, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Acquiror set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.1 or Section 6.3 not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that Target is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.2 not to be satisfied.

(e)	by either Acquiror or Target if Acquiror is required by any Governmental Authority, Securities Authority or the TSX to call and hold a meeting of its shareholders to obtain their approval for the issuance of Acquiror Shares pursuant to the Arrangement or any other aspect of the Arrangement and such approval is not obtained at that meeting.

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8.2.2                        The Party desiring to terminate this Agreement pursuant to this Section 8.2 (other than pursuant to Section 8.2.1(a)) shall give notice of such termination to the other Party.

8.2.3                        If this Agreement is terminated pursuant to this Section 8.2, this Agreement shall become void and of no effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to the other Party, except as otherwise expressly contemplated hereby, and provided that the provisions of this Section 8.2.3 and Sections 7.3, 7.5, 9.3, 9.6 and 9.7 shall survive any termination hereof pursuant to Section 8.2.1; provided further that neither the termination of this Agreement nor anything contained in Section 8.2 shall relieve a Party from any liability arising prior to such termination.

8.3	Amendment

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Target Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, and any such amendment may, subject to the Interim Order and the Final Order and applicable Law, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and/or

(d)	waive compliance with or modify any mutual conditions precedent herein contained.

8.4	Waiver

Either Party may; (i) extend the time for the performance of any of the obligations or acts of the other Party; (ii) waive compliance, except as provided herein, with the other Party’s agreements or the fulfilment of any conditions to its own obligations contained herein; or (iii) waive inaccuracies in the other Party’s representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.

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Article 9
GENERAL PROVISIONS

9.1	Privacy

Each Party shall comply with applicable privacy Laws in the course of collecting, using and disclosing personal information about an identifiable individual (the “Transaction Personal Information”). Acquiror shall not disclose Transaction Personal Information to any person other than to its advisors who are evaluating and advising on the transactions contemplated by this Agreement. If Acquiror completes the transactions contemplated by this Agreement, Acquiror shall not, following the Effective Date, without the consent of the individuals to whom such Transaction Personal Information relates or as permitted or required by applicable Law, use or disclose Transaction Personal Information:

(a)	for purposes other than those for which such Transaction Personal Information was collected by Target prior to the Effective Date; and

(b)	which does not relate directly to the carrying on of Target’s business or to the carrying out of the purposes for which the transactions contemplated by this Agreement were implemented.

Acquiror shall protect and safeguard the Transaction Personal Information against unauthorized collection, use or disclosure. Acquiror shall cause its advisors to observe the terms of this Section and to protect and safeguard Transaction Personal Information in their possession. If this Agreement shall be terminated, Acquiror shall promptly deliver to Target all Transaction Personal Information in its possession or in the possession of any of its advisors, including all copies, reproductions, summaries or extracts thereof.

9.2	Notices

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by facsimile or e-mail transmission, or as of the following Business Day if sent by prepaid overnight courier, to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other given in accordance with these provisions):

(a)	if to Acquiror:

1400 – 400 Burrard Street, Vancouver, B.C. V6C 3A6

Attention:	Nolan Watson, President and Chief Executive Officer
Facsimile:	(604) 689-7317
Email:	nwatson@sandstormltd.com

with a copy (which shall not constitute notice) to:

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Cassels Brock & Blackwell LLP
Suite 2200, HSBC Building
885 West Georgia Street
Vancouver, BC V6C 3E8

Attention: Jennifer Traub
Facsimile: (604) 691-6120

Email: jtraub@casselsbrock.com

(b)	if to Target:

Premier Royalty

95 Wellington Street West

Suite 925

Toronto ON

Attention:	Abraham Drost
Facsimile:	(416)583-5800
Email:	adrost@premierroyalty.com

with a copy (which shall not constitute notice) to:

Bennett Jones LLP

3400 One First Canadian Place

P.O. Box 130 Toronto, Ontario

M5X 1A4 Canada

Attention:	Abbas Ali Khan
Facsimile:	416.863.1716
Email:	alikhana@bennettjones.com

9.3	Governing Law

This Agreement shall be governed in all respects, including validity, interpretation and effect, by the laws of the Province of Ontario and the federal laws of Canada applicable therein, without giving effect to the principles of conflict of laws thereof. The Parties hereby irrevocably and unconditionally consent to and submit to the exclusive jurisdiction of the Court of the Province of Ontario for any actions, suits or proceedings arising out of or relating to this Agreement or the matters contemplated hereby (and agree not to commence any action, suit or proceeding relating thereto except in such courts) and further agree that service of any process, summons, notice or document by registered mail to the addresses of the Parties set forth in this Agreement shall be effective service of process for any action, suit or proceeding brought against any Party to such Court. The Parties hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the matters contemplated hereby in the Courts of the Province of Ontario and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such Court that any such action, suit or proceeding so brought has been brought in an inconvenient forum.

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9.4	Injunctive Relief

Subject to Section 7.3, the Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions and other equitable relief to prevent breaches of this Agreement, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived. Such remedy will not be the exclusive remedy for a breach or threatened breach of this Agreement, but will be in addition to all other remedies available at law or equity to each of the Parties.

9.5	Time of Essence

Time shall be of the essence in this Agreement.

9.6	Entire Agreement, Binding Effect and Assignment

Acquiror may assign all or any part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, a direct or indirect subsidiary of Acquiror, provided that if such assignment and/or assumption takes place, Acquiror shall continue to be liable jointly and severally with such subsidiary for all of its obligations hereunder. This Agreement shall be binding on and shall enure to the benefit of the Parties and their respective successors and permitted assigns.

This Agreement (including the exhibits and schedules hereto and the Disclosure Letter) constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof and, except as expressly provided herein, this Agreement is not intended to and shall not confer upon any person other than the Parties any rights or remedies hereunder. Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by either of the Parties without the prior written consent of the other Party.

9.7	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

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9.8	Counterparts, Execution

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement (including, without limitation, PDF), and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

IN WITNESS WHEREOF Acquiror and Target have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

SANDSTORM GOLD LTD.

By:	“Nolan Watson”
Name: Nolan Watson
Title: President and Chief Executive Officer

PREMIER ROYALTY INC.

By:	“Abraham Drost”
Name: Abraham Drost
Title: Chief Executive Officer

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Schedule A
TO THE ARRANGEMENT AGREEMENT

Plan of Arrangement
Under Section 182 of the
Business Corporations Act (ONTARIO)

ARTICLE ONE

DEFINITIONS AND INTERPRETATION

Section 1.01 Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

(a)	“Acquiror Shares” means the common shares in the capital of Acquiror;

(b)	“Arrangement” means the arrangement under section 182 of the OBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.3 of the Arrangement Agreement or this Plan of Arrangement at the direction of the Court;

(c)	“Arrangement Agreement” means the arrangement agreement dated as of August 14, 2013 between Acquiror and Target, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

(d)	“Arrangement Resolution” means the special resolution of the Target Shareholders, approving the Arrangement to be considered at the Target Meeting substantially in the form and content of Schedule B to the Arrangement Agreement;

(e)	“Business Day” means any day other than a Saturday, a Sunday or a statutory or civic holiday in Toronto, Ontario or Vancouver, British Columbia;

(f)	“Canadian Resident” means a beneficial owner of Target Shares immediately prior to the Effective Time who is a resident of Canada for purposes of the Tax Act (other than a Tax Exempt person), or a partnership any member of which is a resident of Canada for the purposes of the Tax Act (other than a partnership all members of which that are residents of Canada are a Tax Exempt person);

(g)	“Consideration” means the Acquiror Shares to be received by the Target Shareholders pursuant to the Plan of Arrangement in consideration for their Target Shares;

(h)	“Court” means the Ontario Superior Court of Justice;

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(i)	“Depositary” means any trust company, bank or financial institution agreed to in writing between Acquiror and Target for the purpose of, among other things, exchanging certificates representing Target Shares for Acquiror Shares in connection with the Arrangement;

(j)	“Dissent Rights” has the meaning ascribed thereto in Article 4.01;

(k)	“Dissenting Shareholder” means a registered holder of Target Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Rights and who is ultimately entitled to be paid fair value for their Target Shares;

(l)	“Effective Date” means ●;

(m)	“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date;

(n)	“Eligible Holder” means: (i) a Canadian Resident, or (ii) an Eligible Non-Resident;

(o)	“Eligible Non-Resident” means a beneficial owner of Target Shares immediately prior to the Effective Time who is not, and is not deemed to be, a resident of Canada for purposes of the Tax Act and whose Target Shares are “taxable Canadian property” and not “treaty-protected property”, in each case as defined in the Tax Act;

(p)	“Final Order” means the final order of the Court pursuant to section 182 of the OBCA in form acceptable to Acquiror, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, approving the Arrangement as such order may be amended by the Court with the consent of the Parties at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

(q)	“Former Target Shareholders” means the holders of Target Shares immediately prior to the Effective Time;

(r)	“Interim Order” means the interim order of the Court, after being informed of the intention to rely upon the exemption from registration under the U.S. Securities Act provided by Section 3(a)(10) of the U.S. Securities Act with respect to the Consideration to be received by Target Shareholders that are U.S. Holders, in a form acceptable to Acquiror, made in connection with the Arrangement, providing for, among other things, declarations and directions with respect to the Arrangement and the calling and holding of the Target Meeting, as the same may be amended by the Court with the consent of Acquiror;

(s)	“OBCA” means the Business Corporations Act (Ontario) and the regulations made thereunder, as promulgated or amended from time to time;

(t)	“Parties” means, Target and Acquiror and “Party” means either of them;

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(u)	“Plan of Arrangement” means this plan of arrangement and any amendments or variations hereto made in accordance with Section 8.3 of the Arrangement Agreement or this plan of arrangement or made at the direction of the Court;

(v)	“Share Exchange Ratio” has the meaning ascribed to such term in Section 3.01(b);

(w)	“Target Meeting” means the special meeting of Target Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

(x)	“Target Options” means the outstanding options to purchase Target Shares granted under the Target Stock Option Plan and otherwise;

(y)	“Target Shareholders” means, collectively, the holders of Target Shares;

(z)	“Target Shares” means the issued and outstanding common shares of Target;

(aa)	“Target Stock Option Plan” means the Incentive Stock Option Plan of Target approved by holders of Target Shares on November 30, 2012;

(bb)	“Target Warrant Indentures” means (i) the amended and restated warrant indenture dated as of December 4, 2012 between the Corporation and Valiant Trust Company; (ii) the warrant indenture dated as of December 4, 2012 between the Corporation and Valiant Trust Company; and (iii) the warrant indenture dated as of December 4, 2012 between the Corporation, Premier Royalty Corporation and Valiant Trust Company;

(cc)	“Target Warrants” means the outstanding warrants to purchase Target Shares granted under the Target Warrant Indentures and on a standalone basis;

(dd)	“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time;

(ee)	“Tax Exempt person” means a person who is exempt from tax under Part I of the Tax Act;

(ff)	“U.S. Holder” means a person in or a resident of the United States;

(gg)	“U.S. Securities Act” means the United States Securities Act of 1933 as the same has been, and hereinafter from time to time may be, amended; and

(hh)	“U.S. Tax Code” means the United States Internal Revenue Code of 1986, as amended.

In addition, words and phrases used herein and defined in the OBCA and not otherwise defined herein shall have the same meaning herein as in the OBCA unless the context otherwise requires.

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Section 1.02	Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

Section 1.03	Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

Section 1.04	Date for any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

Section 1.05	Statutory References

Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

Section 1.06	Currency

Unless otherwise stated, all references herein to amounts of money are expressed in lawful money of Canada.

Section 1.07	Governing Law

This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of Ontario and the laws of Canada applicable therein.

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ARTICLE TWO
ARRANGEMENT AGREEMENT

Section 2.01	Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

ARTICLE THREE
ARRANGEMENT

Section 3.01	Arrangement

At the Effective Time, the following shall occur and shall be deemed to occur sequentially in the following order without any further act or formality:

(a)	each Target Share held by a Dissenting Shareholder shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all liens, claims and encumbrances, to Target and Target shall thereupon be obliged to pay the amount therefor determined and payable in accordance with Article 4 hererof, and the name of such holder shall be removed from the central securities register as a holder of Target Shares and the Target Shares so transferred shall be cancelled;

(b)	each Target Share held by a Former Target Shareholder (other than a Dissenting Shareholder or Acquiror or any subsidiary of Acquiror) shall be transferred to Acquiror and in consideration therefor Acquiror shall issue Acquiror Shares on the basis of 0.145 of a fully paid and non-assessable Acquiror Share (the “Share Exchange Ratio”) for each Target Share, subject to Sections 3.03 and Article 5 hereof;

(c)	in accordance with the terms of each Target Warrant, each holder of a Target Warrant outstanding immediately prior to the Effective Time shall receive upon the subsequent exercise of such holder’s Target Warrant, in accordance with its terms, and shall accept in lieu of each Target Share (and in certain cases warrants of Target) to which such holder was theretofore entitled upon such exercise but for the same aggregate consideration payable therefor, 0.145 of an Acquiror Share; and

(d)	in accordance with the terms of each of the Target Options, each holder of a Target Option outstanding immediately prior to the Effective Time shall receive upon the subsequent exercise of such holders’ Target Option in accordance with its terms, and shall accept in lieu of each Target Share to which such holder was theretofore entitled upon such exercise but for the same aggregate consideration payable therefor, 0.145 of an Acquiror Share.

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Section 3.02	Effective Time Procedures

(a)	Following the receipt of the Final Order and prior to the Effective Date, Acquiror shall deliver or arrange to be delivered to the Depositary certificates representing the Acquiror Shares required to be issued to Former Target Shareholders in accordance with the provisions of Section 3.01, which certificates shall be held by the Depositary as agent and nominee for such Former Target Shareholders for distribution to such Former Target Shareholders in accordance with the provisions of Article 5.

(b)	Subject to the provisions of Article 5, and upon return of a properly completed letter of transmittal by a registered Former Target Shareholder together with certificates representing Target Shares and such other documents as the Depositary may require, Former Target Shareholders shall be entitled to receive delivery of certificates representing the Acquiror Shares to which they are entitled pursuant to Section 3.01(b).

Section 3.03	No Fractional Acquiror Shares

No fractional Acquiror Shares shall be issued to Former Target Shareholders. The number of Acquiror Shares to be issued to Former Target Shareholders shall be rounded up to the nearest whole Acquiror Share in the event that a Former Target Shareholder is entitled to a fractional share representing 0.5 or more of a Acquiror Share and shall be rounded down to the nearest whole Acquiror Share in the event that a Former Target Shareholder is entitled to a fractional share representing less than 0.5 of a Acquiror Share.

ARTICLE FOUR
DISSENT RIGHTS

Section 4.01	Dissent Rights

Pursuant to the Interim Order, holders of Target Shares may exercise rights of dissent (“Dissent Rights”) under Section 185 of the OBCA, as modified by this Article 4, the Interim Order and the Final Order, with respect to Target Shares in connection with the Arrangement, provided that the written objection to the special resolution to approve the Arrangement contemplated by Section 185(6) of the OBCA must be sent to Target by holders who wish to dissent at least two days before the Target Meeting or any date to which the Target Meeting may be postponed or adjourned and provided further that holders who exercise such rights of dissent and who:

(a)	are ultimately entitled to be paid fair value for their Target Shares, which fair value shall be the fair value of such shares immediately before the passing by the Target Shareholders of the Arrangement Resolution, shall be paid an amount equal to such fair value by Target and shall be deemed to have transferred their Target Shares to the Target in accordance with Section 3.01(a); or

(b)	are ultimately not entitled, for any reason, to be paid fair value for their Target Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Target Shares and shall be entitled to receive only the consideration contemplated in Section 3.01(b) that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights,

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but in no case shall Acquiror, Target or any other person be required to recognize holders of Target Shares who exercise Dissent Rights as holders of Target Shares after the time that is immediately prior to the Effective Time, and the names of such holders of Target Shares who exercise Dissent Rights shall be deleted from the central securities register as holders of Target Shares at the Effective Time and Target shall be recorded as the registered holder of the Target Shares so transferred and such Target Shares will be cancelled.

ARTICLE FIVE
DELIVERY OF ACQUIROR SHARES

Section 5.01	Delivery of Acquiror Shares

(a)	Upon surrender to the Depositary for cancellation of a certificate that immediately before the Effective Time represented one or more outstanding Target Shares that were exchanged for Acquiror Shares in accordance with Section 3.01, together with such other documents and instruments as would have been required to effect the transfer of the Target Shares formerly represented by such certificate under the OBCA and the articles of Target and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate representing the Acquiror Shares that such holder is entitled to receive in accordance with Section 3.01.

(b)	After the Effective Time and until surrendered for cancellation as contemplated by Section 5.01(a), each certificate that immediately prior to the Effective Time represented one or more Target Shares shall be deemed at all times to represent only the right to receive in exchange therefor a certificate representing Acquiror Shares that the holder of such certificate is entitled to receive in accordance with Section 3.01.

Section 5.02	Lost Certificates

In the event any certificate, that immediately prior to the Effective Time represented one or more outstanding Target Shares that were exchanged for Acquiror Shares in accordance with Section 3.01, shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing Acquiror Shares that such holder is entitled to receive in accordance with Section 3.01. When authorizing such delivery of a certificate representing Acquiror Shares that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom a certificate representing such Acquiror Shares is to be delivered shall, as a condition precedent to the delivery of such Acquiror Shares, give a bond satisfactory to Acquiror and the Depositary in such amount as Acquiror and the Depositary may direct, or otherwise indemnify Acquiror and the Depositary in a manner satisfactory to Acquiror and the Depositary, against any claim that may be made against Acquiror or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the articles of Target.

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Section 5.03	Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to Acquiror Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Target Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.01 or Section 5.02. Subject to applicable law and to Section 5.04, at the time of such compliance, there shall, in addition to the delivery of a certificate representing Acquiror Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Acquiror Shares.

Section 5.04	Withholding Rights

Acquiror and the Depositary shall be entitled to deduct and withhold from all dividends or other distributions otherwise payable to any Former Target Shareholder such amounts as Acquiror or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the U.S. Tax Code or any provision of any applicable federal, provincial, state, local or foreign tax law or treaty, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Former Target Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

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Section 5.05	Limitation and Proscription

To the extent that a Former Target Shareholder shall not have complied with the provisions of Section 5.01 or Section 5.02 on or before the date that is six years after the Effective Date (the “Final Proscription Date”), then the Acquiror Shares that such Former Target Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificates representing such Acquiror Shares, to which such Former Target Shareholder was entitled, shall be delivered to Acquiror by the Depositary and the share certificates shall be cancelled by Acquiror, and the interest of the Former Target Shareholder in such Acquiror Shares to which it was entitled shall be terminated as of such Final Proscription Date.

ARTICLE SIX
AMENDMENTS

Section 6.01	Amendments to Plan of Arrangement

(a)	Acquiror and Target reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) agreed to in writing by Acquiror and Target, (iii) filed with the Court and, if made following the Target Meeting, approved by the Court, and (iv) communicated to Target Shareholders or Former Target Shareholders if and as required by the Court.

(b)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Target at any time prior to the Target Meeting provided that Acquiror shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Target Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Target Meeting shall be effective only if: (i) it is consented to in writing by each of Acquiror and Target; and (ii) if required by the Court, it is consented to by the Target Shareholders voting in the manner directed by the Court.

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Schedule B
TO THE ARRANGEMENT AGREEMENT

Arrangement Resolution

BE IT RESOLVED THAT:

1.              The arrangement (the “Arrangement”) under Section 182 of the Business Corporations Act (Ontario) (the “OBCA”) involving ● (“●”), all as more particularly described and set forth in the Management Proxy Circular (the “Circular”) of Target dated •, 2013 accompanying the notice of this meeting (as the Arrangement may be modified or amended), is hereby authorized, approved and adopted;

2.             The plan of arrangement, as it may be or has been amended (the “Plan of Arrangement”), involving Target and implementing the Arrangement, the full text of which is set out in Appendix ● to the Circular (as the Plan of Arrangement may be, or may have been, modified or amended), is hereby approved and adopted;

3.             The arrangement agreement (the “Arrangement Agreement”) between Target and Acquiror dated as of August 14, 2013 and all the transactions contemplated therein the actions of the directors of Target in approving the Arrangement and the actions of the officers of Target in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved;

4.             Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the securityholders of Target or that the Arrangement has been approved by the Ontario Superior Court of Justice, the directors of Target are hereby authorized and empowered, without further notice to, or approval of, the securityholders of Target:

(a)	to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or

(b)	subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement;

5.             Any one or more directors or officers of Target is hereby authorized, for and on behalf and in the name of Target, to execute and deliver, whether under the corporate seal of Target or not, all such agreements, forms, waivers, notices, certificate, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

(a)	all actions required to be taken by or on behalf of Target, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

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(b)	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by Target;

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

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Schedule C
TO THE ARRANGEMENT AGREEMENT

Key Regulatory Approvals

Acquiror

•	Approval of the TSX and the NYSE MKT to the issuance and listing of the Acquiror Shares to be issued and that are to be made issuable pursuant to the Arrangement.

•	Target Shareholder Approval.

Target

•	Approval of the TSX and the NYSE MKT to the issuance and listing of the Acquiror Shares to be issued and that are to be made issuable pursuant to the Arrangement.

•	Target Shareholder Approval.

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Schedule D
TO THE ARRANGEMENT AGREEMENT

Key Third Party Consents

None.